SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 1, 2020
KT Corporation

By:	/s/ Seunghoon Chi

Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun

Name:	Youngkyoon Yun
Title:	Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2020 and 2019

KT Corporation and Subsidiaries

Index

June 30, 2020 and 2019

Page(s)
Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 61

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position as at June 30, 2020, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2020 and 2019, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.sarnil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 14, 2020

This report is effective as of August 14, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	June 30, 2020 (Unaudited)		December 31, 2019
Assets

Current assets
Cash and cash equivalents	4	~~W~~	2,942,236	~~W~~	2,305,894
Trade and other receivables, net	4,5		5,683,349		5,906,445
Other financial assets	4,6		1,140,390		868,388
Current tax assets			1,230		68,120
Inventories, net	7		640,575		665,498
Current assets held for sale	9		82,992		83,602
Other current assets	8		1,989,727		2,000,308

Total current assets			12,480,499		11,898,255

Non-current assets
Trade and other receivables, net	4,5		1,217,078		1,181,797
Other financial assets	4,6		541,597		821,658
Property and equipment, net	10		13,454,522		13,785,299
Right-of-use assets	17		752,314		788,497
Investment properties, net	10		1,491,534		1,387,430
Intangible assets, net	10		2,647,536		2,834,037
Investments in associates and joint ventures	11		315,429		267,660
Deferred tax assets			410,891		411,171
Other non-current assets	8		692,035		685,488

Total non-current assets			21,522,936		22,163,037

Total assets		~~W~~	34,003,435	~~W~~	34,061,292

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	June 30, 2020 (Unaudited)		December 31, 2019
Liabilities

Current liabilities
Trade and other payables	4,12	~~W~~	6,601,683	~~W~~	7,597,478
Borrowings	4,13		1,667,309		1,185,725
Other financial liabilities	4, 6		1,728		943
Current tax liabilities			340,429		66,266
Provisions	14		185,163		175,612
Deferred income			51,763		53,474
Other current liabilities	8		1,061,804		1,031,958

Total current liabilities			9,909,879		10,111,456

Non-current liabilities
Trade and other payables	4,12		811,058		1,082,219
Borrowings	4,13		6,320,309		6,113,142
Other financial liabilities	4,6		162,525		149,136
Net defined benefit liabilities	15		472,844		365,663
Provisions	14		124,485		78,549
Deferred income	20		98,351		99,180
Deferred tax liabilities			316,151		425,468
Other non-current liabilities	8		414,053		449,526

Total non-current liabilities			8,719,776		8,762,883

Total liabilities			18,629,655		18,874,339

Equity attribute to owners of the Controlling Company

Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		11,934,464		11,637,185
Accumulated other comprehensive income			39,251		194,934
Other components of equity	19		(1,155,911)		(1,170,083)

			13,822,561		13,666,793
Non-controlling interests			1,551,219		1,520,160

Total equity			15,373,780		15,186,953

Total liabilities and equity		~~W~~	34,003,435	~~W~~	34,061,292

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2020 and 2019

		Six-Month Periods Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	20	~~W~~	5,876,503	~~W~~	11,708,219	~~W~~	6,098,533	~~W~~	11,932,910
Operating expenses	21		5,534,640		10,983,278		5,810,277		11,242,564

Operating profit			341,863		724,941		288,256		690,346
Other income	22		61,273		110,130		68,643		132,712
Other expenses	22		78,024		137,017		60,225		123,815
Finance income	23		24,066		265,714		130,605		248,006
Finance costs	23		36,423		280,378		138,858		261,766
Share of net profits (losses) of associates and joint ventures	11		(4,886)		(8,339)		(4,825)		(4,166)

Profit before income tax expense			307,869		675,051		283,596		681,317
Income tax expense	24		100,294		240,890		80,529		218,480

Profit for the period		~~W~~	207,575	~~W~~	434,161	~~W~~	203,067	~~W~~	462,837

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	176,605	~~W~~	384,920	~~W~~	173,934	~~W~~	405,024
Non-controlling interest			30,970		49,241		29,133		57,813

Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	720	~~W~~	1,570	~~W~~	710	~~W~~	1,652
Diluted earnings per share			720		1,569		709		1,652

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2020 and 2019

		Six-Month Periods Ended June 30
(in millions of Korean won)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Six months		Three months		Six months

Profit for the period		~~W~~	207,575	~~W~~	434,161	~~W~~	203,067	~~W~~	462,837

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		(2,625)		(3,198)		(7,949)		(8,175)
Share of remeasurement gain of associates and joint ventures			(768)		72		1		662
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		92,972		40,969		63,673		115,522
Items that may be subsequently reclassified to profit or loss:
Valuation gain (loss) on cash flow hedges	6		(21,379)		74,179		31,404		66,340
Other comprehensive income from cash flow hedges reclassified to profit or loss			32,820		(77,209)		(26,163)		(53,423)
Share of other comprehensive income from associates and joint ventures			709		578		(615)		(1,547)
Exchange differences on translation of foreign operations			(11,954)		(9,907)		1,272		3,047

Other comprehensive income for the period, net of tax			89,775		25,484		61,623		122,426

Total comprehensive income for the period		~~W~~	297,350	~~W~~	459,645	~~W~~	264,690	~~W~~	585,263

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	250,692	~~W~~	413,052	~~W~~	217,025	~~W~~	492,140
Non-controlling interests			46,658		46,593		47,665		93,123

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Interim Statements of Changes in Equity
Six-Month Periods Ended June 30, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policies			—		—		(6,149)		—		—		(6,149)		—		(6,149)
Comprehensive income
Profit for the period			—		—		405,024		—		—		405,024		57,813		462,837
Remeasurements of net defined benefit liabilities	15		—		—		(3,223)		—		—		(3,223)		(4,952)		(8,175)
Valuation gain on cash flow hedge	6		—		—		—		12,917		—		12,917		—		12,917
Share of other comprehensive income of associates and joint ventures			—		—		—		(1,100)		—		(1,100)		(447)		(1,547)
Share of gain on remeasurements of associates and joint ventures			—		—		650		—		—		650		12		662
Gain(Loss) on disposal of equity instruments at fair value through other comprehensive income			—		—		(1,433)		—		—		(1,433)		1,433		—
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		—		76,587		—		76,587		38,935		115,522
Exchange differences on translation of foreign operations			—		—		—		2,718		—		2,718		329		3,047

Total comprehensive income for the period			—		—		401,018		91,122		—		492,140		93,123		585,263

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		484		484		(3,975)		(3,491)
Disposal of treasury stock			—		—		—		—		118		118		—		118
Others			—		—		—		—		2,760		2,760		(3)		2,757

Subtotal			—		—		(284,828)		—		18,531		(266,297)		(39,478)		(305,775)

Balance as at June, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,438,900	~~W~~	141,280	~~W~~	(1,162,552)	~~W~~	13,422,385	~~W~~	1,582,234	~~W~~	15,004,619

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,637,185	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,666,793	~~W~~	1,520,160	~~W~~	15,186,953
Comprehensive income
Profit for the period			—		—		384,920		—		—		384,920		49,241		434,161
Remeasurements of net defined benefit liabilities	15		—		—		(502)		—		—		(502)		(2,696)		(3,198)
Valuation loss on cash flow hedges	6		—		—		—		(2,935)		—		(2,935)		(95)		(3,030)
Share of other comprehensive income of associates and joint ventures			—		—		—		578		—		578		—		578
Share of gain on remeasurements of associates and joint ventures			—		—		(13)		—		—		(13)		85		72
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		184,330		(149,086)		—		35,244		5,725		40,969
Exchange differences on translation of foreign operations			—		—		—		(4,240)		—		(4,240)		(5,667)		(9,907)

Total comprehensive income for the period			—		—		568,735		(155,683)		—		413,052		46,593		459,645

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interests of subsidiaries			—		—		—		—		—		—		(40,753)		(40,753)
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		11,934		11,934		25,219		37,153
Disposal of treasury stock			—		—		—		—		3,640		3,640		—		3,640
Others			—		—		—		—		(3,092)		(3,092)		—		(3,092)

Subtotal			—		—		(271,456)		—		14,172		(257,284)		(15,534)		(272,818)

Balance as at June 30, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,934,464	~~W~~	39,251	~~W~~	(1,155,911)	~~W~~	13,822,561	~~W~~	1,551,219	~~W~~	15,373,780

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2020 and 2019

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	2,407,736	~~W~~	2,469,048
Interest paid			(121,001)		(120,585)
Interest received			125,013		138,859
Dividends received			13,019		16,400
Income tax paid			7,092		(232,092)

Net cash inflow from operating activities			2,431,859		2,271,630

Cash flows from investing activities
Collection of loans			35,030		32,344
Disposal of financial assets at fair value through profit or loss			196,776		632,625
Disposal of financial assets at amortized cost			194,600		288,211
Disposal of financial assets at fair value through other comprehensive income			350,964		—
Disposal of assets held-for-sale			342		28,172
Disposal of investments in associates and joint ventures			110		10,253
Disposal of property and equipment, and investment properties			13,558		21,334
Disposal of intangible assets			5,795		2,759
Disposal of right-of-use assets			213		4,051
Acquisition of new subsidiary			11,045		—
Discontinued operations			—		2,000
Loans granted			(22,293)		(24,264)
Acquisition of financial assets at fair value through profit or loss			(369,455)		(463,099)
Acquisition of financial assets at amortized cost			(261,137)		(220,484)
Acquisition of financial assets at fair value through other comprehensive income			(38)		(446)
Acquisition of investments in associates and joint ventures			(59,408)		(4,399)
Acquisition of property and equipment, and investment properties			(1,650,921)		(1,623,268)
Acquisition of intangible assets			(431,371)		(416,016)
Acquisition of right-of-use assets			(5,228)		(4,158)

Net cash outflow from investing activities			(1,991,418)		(1,734,385)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2020 and 2019

		Six-Month Periods Ended June 30
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings			1,036,111		584,050
Settlement of derivative assets and liabilities, net			—		33,635
Transaction with Non-controlling interest			32,329		(4,439)
Cash inflow from other financing activities			—		19,283
Repayments of borrowings			(455,516)		(1,066,858)
Dividends paid			(310,519)		(305,159)
Decrease in finance lease liabilities			(93,314)		(251,555)
Others			(13,674)		—

Net cash inflow (outflow) from financing activities			195,417		(991,043)

Effect of exchange rate change on cash and cash equivalents			484		501

Net increase (decrease) in cash and cash equivalents			636,342		(453,297)
Cash and cash equivalents

Beginning of the period			2,305,894		2,703,422

End of the period		~~W~~	2,942,236	~~W~~	2,250,125

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 65 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2020, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at June 30, 2020 and December 31, 2019, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2020	December 31, 2019	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2020	December 31, 2019	Closing month
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2,4]	Online music production and distribution	Korea	36.2%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M Mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2020	December 31, 2019	Closing month
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	70.4%	100.0%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT Japan Co., Ltd. (Korea Telecom Japan Co., Ltd.)	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	97.4%	97.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	East Telecom management	Netherlands	100.0%	100.0%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.6%	91.0%	December
KT America, Inc. (Korea Telecom America, Inc)	Foreign investment business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Residential building investment and rent	Korea	63.5%	63.5%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	100.0%	100.0%	December
Storywiz	Contents and software development and supply	Korea	100.0%	—	December
KT ENGCORE Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.3	Changes in Scope of Consolidation

Subsidiaries newly included/merged in the consolidation during six-month period ended June 30, 2020:

Changes	Location	Name of subsidiary	Reason
Included	Korea	Storywiz	Newly established
Included	Korea	KT ENGCORE Co., Ltd.	Transferred
Excluded	Uzbekistan	Super iMax LLC	Merged
Excluded	Indonesia	PT. KT Indonesia	Liquidated

Summarized information for consolidated subsidiaries as at June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019, is as follows:

	June 30, 2020
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	115,939	~~W~~	16,367	~~W~~	27,690	~~W~~	2,153
KT Linkus Co., Ltd.		60,011		54,114		41,725		(2,566)
KT Submarine Co., Ltd.		123,512		19,939		36,023		1,698
KT Telecop Co., Ltd.		283,690		159,464		158,320		(1,125)
KT Hitel Co., Ltd.		268,849		71,153		161,998		(4,099)
KT Service Bukbu Co., Ltd.		63,706		59,181		105,215		(1,293)
KT Service Nambu Co., Ltd.		60,548		55,455		124,683		(3,282)
BC Card Co., Ltd. [1]		3,957,422		2,640,029		1,666,561		53,789
H&C Network [1]		269,789		63,453		160,284		462
Nasmedia Co., Ltd. [1]		344,267		156,710		51,764		9,188
KTDS Co., Ltd. [1]		143,713		93,253		207,060		3,340
KT M Hows Co., Ltd.		82,497		57,350		19,541		3,461
KT M&S Co., Ltd.		222,242		191,121		319,535		(1,244)
GENIE Music Corporation (KT Music Corporation)		254,237		97,383		122,348		4,143
KT MOS Bukbu Co., Ltd.		32,998		27,981		30,989		482
KT MOS Nambu Co., Ltd.		39,508		30,153		33,923		1,820
KT Skylife Co., Ltd. [1]		868,876		141,591		345,584		39,637
KT Estate Inc. [1]		1,655,852		297,392		211,102		8,436
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		10,800		1,715		2,097		276
KT Sat Co., Ltd.		642,452		114,453		86,674		5,126
KT Sports Co., Ltd.		22,903		17,752		20,260		(2,115)
KT Music Contents Fund No.1		4,932		1,522		222		175
KT Music Contents Fund No.2		14,883		136		39		(106)
KT-Michigan Global Content Fund		11,719		91		99		—
Autopion Co., Ltd.		7,525		5,398		3,663		(202)
KT M Mobile Co., Ltd.		135,090		30,635		82,150		(861)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

	June 30, 2020
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Investment Co., Ltd. [1]		73,848		56,046		1,466		556
KTCS Corporation [1]		361,639		196,350		424,708		6,951
KTIS Corporation		307,916		134,823		223,054		8,519
Next Connect PFV		378,741		17,892		8		(288)
KT Japan Co., Ltd. (Korea Telecom Japan Co., Ltd.)[1]		1,791		2,900		905		(38)
Korea Telecom China Co., Ltd.		982		32		426		97
KT Dutch B.V.		32,665		11,943		14,679		3,231
KT America, Inc. (Korea Telecom America, Inc.)		4,824		554		3,197		169
KT Rwanda Networks Ltd. [2]		135,649		203,687		8,559		(16,470)
KT Belgium		96,752		9		—		1
KT ORS Belgium		7,142		9		—		—
KBTO sp.zo.o.		1,239		323		373		(2,230)
AOS Ltd. [2]		13,318		6,848		2,787		265
KT Hong Kong Telecommunications Co., Ltd.		12,934		9,801		8,390		761
KT Huimangjieum		2,486		1,325		1,598		208
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.		6,225		1,150		153		30
Storywiz		22,308		7,144		4,334		(567)
KT ENGCORE Co., Ltd.		159,119		152,011		60,366		1,331

	December 31, 2019				June 30, 2019
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	118,052	~~W~~	19,766	~~W~~	31,304	~~W~~	2,233
KT Linkus Co., Ltd.		70,494		62,088		46,837		(1,708)
KT Submarine Co., Ltd.		120,947		18,452		22,666		(552)
KT Telecop Co., Ltd.		279,878		153,841		163,916		(3,541)
KT Hitel Co., Ltd.		279,818		74,769		154,040		2,536
KT Service Bukbu Co., Ltd.		64,802		58,984		106,277		(581)
KT Service Nambu Co., Ltd.		63,917		55,548		129,980		776
BC Card Co., Ltd. [1]		3,912,982		2,594,232		1,746,306		78,645
H&C Network [1]		282,016		68,401		157,798		1,440
Nasmedia Co., Ltd. [1]		356,236		203,105		59,304		11,186
KTDS Co., Ltd. [1]		158,153		105,462		198,222		2,506
KT M Hows Co., Ltd.		74,326		50,638		15,423		2,912
KT M&S Co., Ltd.		248,142		215,777		372,360		7,456

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

	June 30, 2020
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
GENIE Music Corporation (KT Music Corporation)	234,131	80,952	107,687	4,079
KT MOS Bukbu Co., Ltd.	33,376	28,841	29,433	433
KT MOS Nambu Co., Ltd.	34,258	26,722	29,982	1,063
KT Skylife Co., Ltd. [1]	848,276	142,839	344,875	32,303
KT Estate Inc. [1]	1,686,000	295,706	229,822	25,000
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	10,437	1,628	1,948	175
KT Sat Co., Ltd.	651,195	127,523	80,481	6,851
KT Sports Co., Ltd.	15,603	8,333	27,854	2,596
KT Music Contents Fund No.1	10,579	1,677	264	124
KT Music Contents Fund No.2	7,675	279	255	118
KT-Michigan Global Content Fund	11,688	61	199	(95)
Autopion Co., Ltd.	7,460	4,894	2,660	(300)
KT M Mobile Co., Ltd.	135,917	30,603	81,988	(4,707)
KT Investment Co., Ltd. [1]	73,463	56,212	1,405	446
KTCS Corporation [1]	378,171	213,983	460,628	5,823
KTIS Corporation	305,798	137,524	230,192	8,419
Next Connect PFV	385,412	24,275	974	(454)
Korea Telecom Japan Co., Ltd.[1]	1,851	2,858	1,041	853
Korea Telecom China Co., Ltd.	879	39	334	2
KT Dutch B.V.	31,003	50	—	10
Super iMax LLC	3,568	5,304	2,260	(141)
East Telecom LLC [1]	20,857	16,302	8,159	1,501
Korea Telecom America, Inc.	4,611	537	3,287	282
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	132,461	183,164	9,356	(14,468)
KT Belgium	93,321	11	—	(36)
KT ORS Belgium	6,913	14	—	(34)
KBTO sp.zo.o.	1,767	245	240	(2,250)
AOS Ltd. [2]	12,337	3,993	3,012	(605)
KT Hong Kong Telecommunications Co., Ltd.	5,126	2,923	6,143	214
KT Huimangjieum	2,129	1,019	36	(346)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,285	1,139	—	—
K-REALTY RENTAL HOUSING REIT 3	300	—	—	—

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as issued by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the six-month periods ended June 30, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2020.

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting, while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark, on which the hedged items and the hedging instruments are based on, is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the financial statements.

The Group’s risk exposure, directly affected by the interest rate benchmark reform, is the variable rate borrowings of USD 510,689 thousand and SGD 284,000 thousand with maximum remaining maturity of four years. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD LIBOR of 3 months and SGD SOR of 6 months - an interest rate benchmark, the Group entered into an interest rate swap contract for a nominal amount of USD 510,689 thousand and SGD 284,000 thousand, and designated it as a hedging instrument of cash flow hedge.

(2)	New standards and interpretations not yet adopted by the Group

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Group, are set out below.

•	Agenda Decision of the International Accounting Standards Committee – Lease Period

The International Accounting Standards Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Group is analyzing the effect of changes in accounting policies on the consolidated financial statements for enforceable periods in accordance with the decision and will reflect the effect in the consolidated financial statements after the analysis is completed.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

During 2020, the spread of COVID-19 has a material impact on domestic and foreign economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group, and the impact is expected to be continued to the consolidated annual financial statements in 2020.

Significant accounting estimates and assumptions applied in the preparation of the consolidated interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently determined.

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,942,236	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,942,236
Trade and other receivables[1]		5,468,735		—		1,382,958		—		6,851,693
Other financial assets		514,128		781,002		234,016		152,841		1,681,987

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	June 30, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	7,412,741	~~W~~	—	~~W~~	—	~~W~~	7,412,741
Borrowings		7,987,618		—		—		7,987,618
Other financial liabilities		149,104		56		15,093		164,253

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,305,894	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,305,894
Trade and other receivables[1]		5,796,207		—		1,256,266		—		7,052,473
Other financial assets		441,804		632,324		557,342		58,576		1,690,046

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	8,679,697	~~W~~	—	~~W~~	—	~~W~~	8,679,697
Borrowings		7,298,867		—		—		7,298,867
Other financial liabilities		129,945		38		20,096		150,079

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,652,962	~~W~~	(297,521)	~~W~~	(8,151)	~~W~~	3,347,290
Other receivables		2,426,605		(90,278)		(268)		2,336,059

	~~W~~	6,079,567	~~W~~	(387,799)	~~W~~	(8,419)	~~W~~	5,683,349

Non-current assets
Trade receivables		853,447		(4,325)		(37,453)		811,669
Other receivables		427,174		(6,064)		(15,701)		405,409

	~~W~~	1,280,621	~~W~~	(10,389)	~~W~~	(53,154)	~~W~~	1,217,078

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,451,107	~~W~~	(291,202)	~~W~~	(9,510)	~~W~~	3,150,395
Other receivables		2,834,893		(78,572)		(271)		2,756,050

	~~W~~	6,286,000	~~W~~	(369,774)	~~W~~	(9,781)	~~W~~	5,906,445

Non-current assets
Trade receivables		874,859		(4,117)		(43,597)		827,145
Other receivables		382,468		(5,108)		(22,708)		354,652

	~~W~~	1,257,327	~~W~~	(9,225)	~~W~~	(66,305)	~~W~~	1,181,797

Details of other receivables as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Loans	~~W~~	79,415	~~W~~	84,148
Receivables [1]		2,182,124		2,588,064
Accrued income		11,811		8,630
Refundable deposits [2]		373,232		352,293
Loans receivable		123,353		105,961
Finance lease receivables		53,707		39,726
Others		14,168		15,560
Less: Provision for impairment		(96,342)		(83,680)

	~~W~~	2,741,468	~~W~~	3,110,702

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~1,454,630 million (December 31, 2019: ~~W~~1,786,610 million) are included.
[2]	Escrow deposit of ~~W~~16,218 million, for the reimbursement of KT ENGCORE Co., Ltd.’s rehabilitation receivables, are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Other financial assets
Financial assets at amortized cost [1]	~~W~~	514,128	~~W~~	441,804
Financial assets at fair value through profit or loss [1,2,3]		781,002		632,324
Financial assets at fair value through other comprehensive income [1]		234,016		557,342
Derivatives used for hedging		152,841		58,576
Less: Non-current		(541,597)		(821,658)

Current	~~W~~	1,140,390	~~W~~	868,388

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	149,104	~~W~~	129,945
Financial liabilities at fair value through profit or loss		56		38
Derivatives used for hedging		15,093		20,096
Less: Non-current		(162,525)		(149,136)

Current	~~W~~	1,728	~~W~~	943

[1]

As at June 30, 2020, the Group’s other financial assets amounting to ~~W~~101,486 million (December 31, 2019: ~~W~~91,445 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at June 30, 2020, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ~~W~~512,500 million (December 31, 2019: ~~W~~406,062 million are included in other financial assets.
[3]	Investment in Korea Software Financial Cooperative amounting to ~~W~~4,773 million is provided as collateral.

Details of financial assets at fair value through profit or loss as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	166	~~W~~	232
Equity instruments (Unlisted)		78,610		90,357
Debt securities		702,087		541,657
Derivative held for trading		139		78

		781,002		632,324
Less: Non-current		(200,658)		(219,026)

Current	~~W~~	580,344	~~W~~	413,298

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of financial assets at fair value through other comprehensive income as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	4,754	~~W~~	6,738
Equity instruments (Unlisted)		222,516		543,518
Debt securities		6,746		7,086

		234,016		557,342
Less: Non-current		(234,016)		(556,147)

Current	~~W~~	—	~~W~~	1,195

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

The Group disposed shares of Mastercard Inc. amounting to ~~W~~350,777 million at fair value. Upon disposal ~~W~~265,087 million is reclassified as accumulated other comprehensive income after tax and ~~W~~184,330 million is reclassified as retained earnings of attributable to owners of the controlling company.

Details of valuation of derivatives used for hedging as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020				December 31, 2019
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	2,170	~~W~~	—	~~W~~	1,464
Currency swap [2]		147,501		12,923		55,569		18,632
Currency forwards [3]		5,340		—		3,007		—

		152,841		15,093		58,576		20,096
Less: Non-current		(94,111)		(13,409)		(28,304)		(19,177)

Current	~~W~~	58,730	~~W~~	1,684	~~W~~	30,272	~~W~~	919

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)
	2020						2019
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(1,605)	~~W~~	—	~~W~~	—	~~W~~	(1,402)
Currency swap		108,063		7,062		102,824		75,830		—		90,002
Currency forwards		3,174		—		—		5,622		—		—

	~~W~~	111,237	~~W~~	7,062	~~W~~	101,219	~~W~~	81,452	~~W~~	—	~~W~~	88,600

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~2,537 million for the period ended June 30, 2020 (six-month period ended June 30, 2019: valuation gain of ~~W~~3,114 million).

Details of financial liabilities at fair value through profit or loss at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading	~~W~~	56	~~W~~	38

The valuation gain and loss on financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	82	~~W~~	19	~~W~~	146	~~W~~	93

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

7.	Inventories

Inventories as at June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020						December 31, 2019
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	770,454	~~W~~	(133,943)	~~W~~	636,511	~~W~~	805,691	~~W~~	(144,438)	~~W~~	661,253
Others		4,064		—		4,064		4,245		—		4,245

	~~W~~	774,518	~~W~~	(133,943)	~~W~~	640,575	~~W~~	809,936	~~W~~	(144,438)	~~W~~	665,498

Cost of inventories recognized as expenses for the six-month period ended June 30, 2020, amounts to ~~W~~1,906,031 million (six-month period ended March 31, 2019: ~~W~~2,094,465 million) and valuation loss on inventory amounts to ~~W~~10,495 million for the six-month period ended June 30, 2020 (six-month period ended March 31, 2019: valuation loss of ~~W~~7,468 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Other assets
Advance payments	~~W~~	151,005	~~W~~	179,475
Prepaid expenses [1]		1,970,456		1,935,037
Contract assets [1]		552,833		557,041
Others		7,468		14,243
Less: Non-current		(692,035)		(685,488)

Current	~~W~~	1,989,727	~~W~~	2,000,308

Other liabilities
Advances received [1]	~~W~~	240,727	~~W~~	198,366
Withholdings		79,750		99,844
Unearned revenue [1]		77,954		65,228
Lease liabilities		690,114		729,139
Contract liabilities [1]		367,047		365,610
Others		20,265		23,297
Less: Non-current		(414,053)		(449,526)

Current	~~W~~	1,061,804	~~W~~	1,031,958

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 20).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

9.	Assets Held for Sale

In the prior period, the Group has decided to sell all of the equity holdings of ISU-kth Content Investment Cooperative, with the approval of the Board of Directors and shareholders and classified them as assets held for sale. As at June 30, 2020, the Group is in the process of selling these assets with the approval of general meeting of members.

During the prior period, the Group decided to sell some real estate, in which the amount of ~~W~~82,865 million was classified as assets held for sale and will be sold in the current year.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	13,785,299	~~W~~	13,068,257
Effect from changes in accounting policy [1]		—		(209,760)
Acquisition and capital expenditure		1,106,069		1,695,279
Disposal and termination		(37,208)		(35,567)
Depreciation		(1,279,453)		(1,221,326)
Transfer to investment property		(139,437)		(47,302)
Others		19,252		(56,749)

Ending, net	~~W~~	13,454,522	~~W~~	13,192,832

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets.

Details of property and equipment provided as collateral as at June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	16,961	~~W~~	17,072	Borrowings and others	~~W~~	4,352	Industrial Bank of Korea/Korea Development Bank/K Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	17,097	~~W~~	18,705	Borrowings and others	~~W~~	4,347	Industrial Bank of Korea/Korea Development Bank/K Bank
Others		45,851		41,681	Borrowings		3,473	Shinhan Bank

Changes in investment properties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	1,387,430	~~W~~	1,091,084
Effect from changes in accounting policy [1]		—		46,666
Acquisition		7,760		213,479
Disposal		(654)		(40)
Depreciation		(35,367)		(32,917)
Transfer from property and equipment		139,437		71,602
Others		(7,072)		—

Ending, net	~~W~~	1,491,534	~~W~~	1,389,874

As at June 30, 2020, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~66,876 million for one year or less, ~~W~~104,945 million more than one year and less than five years, ~~W~~88,403 million over five years, and ~~W~~260,224 million in total.

Details of investment properties provided as collateral as at June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	821,521	~~W~~	65,264	Deposits	~~W~~	58,447
Land and Buildings		1,869		2,277	Borrowings		1,897

	December 31, 2019
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	854,874	~~W~~	62,896	Deposits	~~W~~	56,831
Land and Buildings		1,915		3,044	Borrowings		1,903

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Changes in intangible assets for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	2,834,037	~~W~~	3,407,123
Effect from changes in accounting policy [1]		—		(26,207)
Acquisition and capital expenditure		91,604		71,455
Disposal and termination		(6,810)		(4,338)
Amortization		(320,672)		(329,140)
Others		49,377		13,864

Ending, net	~~W~~	2,647,536	~~W~~	3,132,757

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets.

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~206,029 million as at June 30, 2020 (December 31, 2019: ~~W~~203,240 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at June 30, 2020, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash-Generating Unit	Amount
ICT	Mobile services[1]	~~W~~	65,057
Finance	BC Card Co., Ltd.[1]		41,234
Others	GENIE Music Corporation (KT Music Corporation) [1]		53,871
	PlayD Co., Ltd. (N SEARCH MARKETING Co., Ltd.) [1]		42,745
	KT Telecop Co., Ltd. [1]		15,418
	KT MOS Bukbu Co., Ltd. and others		57,804

		~~W~~	276,129

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd., PlayD Co., Ltd. (N SEARCH MARKETING Corporation) and KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) is calculated based on fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

11.	Investments in Associates and Joint Ventures

Details of associates as at June 30, 2020 and December 31, 2019, are as follows:

	Percentage of ownership (%)		Location	Closing month
	June 30, 2020	December 31, 2019
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	—	49.7%	Korea	December 31
K Bank Inc. [2]	10.0%	10.0%	Korea	December 31
Hyundai Robotics Co., Ltd [3]	10.0%	—	Korea	December 31

[1]

At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group owns less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies. Furthermore, 12.1% of non-voting convertible stock are excluded from the ownership percentage.

[3]

At the end of the reporting period, even though the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	163,975	~~W~~	—	~~W~~	(346)	~~W~~	(9,240)	~~W~~	154,389
KT-IBKC Future Investment Fund 1		14,100		—		768		—		14,868
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		—		(9,920)		8		35,246
Hyundai Robotics Co., Ltd		—		50,000		—		—		50,000
Others [1]		44,293		17,730		1,262		(2,359)		60,926

	~~W~~	267,660	~~W~~	67,596	~~W~~	(8,236)	~~W~~	(11,591)	~~W~~	315,429

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

	2019
						Share of net profit
			Acquisition			(loss) from associates
(in millions of Korean won)	Beginning		(Disposal)			and joint ventures [1]	Others		Ending
Korea Information & Technology Fund	~~W~~	148,255	~~W~~	—	~~W~~	(220)	~~W~~	(4,280)	~~W~~	143,755
KT-SB Venture Investment		4,470		(4,470)		—		—		—
KT-IBKC Future Investment Fund 1 [1]		9,961		3,250		(76)		(1,318)		11,817
KT-CKP New Media Investment Fund		281		—		17		—		298
K Bank Inc.		52,655		—		(9,392)		(199)		43,064
Others [1]		56,785		(5,735)		5,505		(9,773)		46,782

	~~W~~	272,407	~~W~~	(6,955)	~~W~~	(4,166)	~~W~~	(15,570)	~~W~~	245,716

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~103 million (six-month period ended June 30, 2019: net income of ~~W~~10 million) recognized as operating revenue and expense during the period.

Summarized financial information of associates and joint ventures as at June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019, are as follows:

	June 30, 2020
(in millions of Korean won)	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	463,167	~~W~~	—	~~W~~	—	~~W~~	(1,036)
KT-IBKC Future Investment Fund 1		29,738		—		1,901		1,538
K Bank Inc.		2,060,492		1,900,900		34,567		(44,920)
Hyundai Robotics Co., Ltd		433,642		141,432		1,805		1,047

	December 31, 2019				June 30, 2019
(in millions of Korean won)	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	491,924	~~W~~	—	~~W~~	—	~~W~~	(659)
KT-IBKC Future Investment Fund 1		28,200		—		437		(152)
KT-CKP New Media Investment Fund		270		—		35		33
K Bank Inc.		2,558,631		2,354,159		46,426		(49,956)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~2,599 million for the six-month period ended June 30, 2020 (six-month period ended March 31, 2019: loss of ~~W~~6,092 million). The accumulated comprehensive loss of associates and joint ventures as at June 30, 2020, which was not recognized by the Group, is ~~W~~10,000 million (December 31, 2019: ~~W~~12,599 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.	Trade and Other Payables

Details of trade and other payables as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Current liabilities
Trade payables	~~W~~	1,234,563	~~W~~	1,304,795
Other payables		5,367,120		6,292,683

	~~W~~	6,601,683	~~W~~	7,597,478

Non-current liabilities
Trade payables	~~W~~	2,273	~~W~~	1,733
Other payables		808,785		1,080,486

	~~W~~	811,058	~~W~~	1,082,219

Details of other payables as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Non-trade payables [1]	~~W~~	3,800,844	~~W~~	5,275,224
Accrued expenses		987,528		987,624
Operating deposits		1,188,641		910,045
Others		198,892		200,276
Less: Non-current		(808,785)		(1,080,486)

Current	~~W~~	5,367,120	~~W~~	6,292,683

[1]	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~1,496,801 million related to credit card transactions are included as at June 30, 2020 (December 31, 2019: ~~W~~1,824,068 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

13.	Borrowings

Details of borrowings as at June 30, 2020 and December 31, 2019, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			June 30, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	120,070	USD 100,000	~~W~~	115,780
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		480,280	USD 400,000		463,120
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		480,280	USD 400,000		463,120
FR notes [2]	Aug. 23, 2020	LIBOR(3M)+0.40%	USD 200,000		240,140	USD 200,000		231,560
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.90%	USD 100,000		120,070	USD 100,000		115,780
MTNP notes	Jul. 6, 2020	0.310%	JPY 4,000,000		44,642	JPY 4,000,000		42,539
MTNP notes	Jul. 6, 2021	0.380%	JPY 16,000,000		178,568	JPY 16,000,000		170,155
MTNP notes	Nov. 13, 2020	0.300%	JPY 30,000,000		334,815	JPY 30,000,000		319,041
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		330,351	JPY 29,600,000		314,787
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		4,464	JPY 400,000		4,254
FR notes [2]	Nov. 01, 2024	LIBOR(3M)+0.98%	USD 350,000		420,245	USD 350,000		405,230
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.5%	SGD 284,000		244,734	—		—
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—		380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 185-2nd Public bond	Sep. 16, 2020	3.650%	—		300,000	—		300,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	—	—		—	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%	—		110,000	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won and foreign currencies in thousands)			June 30, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		—
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		—
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		—
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		—
The 148th MTN	Jun. 23, 2023	1.513%	—		100,000	—		—

Subtotal			—		7,638,659	—		7,045,366
Less: Current portion			—		(1,538,837)	—		(1,052,032)
Discount on bonds			—		(20,064)	—		(20,780)

Total			—	~~W~~	6,079,758	—	~~W~~	5,972,554

[1]

As at June 30, 2020, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Libor (3M) and SOR (6M) is approximately 0.302% and 0.261% as at June 30, 2020.

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual Interest Rate	June 30, 2020		December 31, 2019
The 1st CB(Private) [1,2]	Jun. 5, 2020	Jun. 5, 2025	0.000%	~~W~~	8,000	~~W~~	—
Redemption Premium			—		2,267		—
Bond discount issuance			—		(4,807)		—

Subtotal			—		5,460		—
Current portion			—		—		—

			—	~~W~~	5,460	~~W~~	—

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5% and will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	June 30, 2020		December 31, 2019
Operational	NongHyup Bank	2.490%	~~W~~	15,000	~~W~~	15,000
	Shinhan Bank	2.590%~3.090%		30,025		57,500
	Korea Development Bank	3.850%		10,000		10,000
	Soohyup Bank	—		—		1,000
Facility Loans	Hana Bank	4.200%		11,000		—

			~~W~~	66,025	~~W~~	83,500

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			June 30, 2020			December 31, 2019
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.500%	—	~~W~~	3,208	—	~~W~~	3,454
Industrial Bank of Korea	General loans	2.980%	—		6,000	—		6,000
Shinhan Bank	General loans	2.810%	—		5,000	—		5,000
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		30,018	—		—
	Facility loans [2]	LIBOR(3M)+1.340%	USD 25,918		31,120	USD 25,918		30,008
	Vessel facility loans	—	—		—	USD 3,000		3,473
CA-CIB	Long-term CP	1.260%	—		100,000	—		—
NongHyup Bank	Facility loans	2.000%	—		67	—		79
Korea Development Bank	General loans	3.020%	—		10,000	—		10,000
	General loans	3.310%	—		30,000	—		30,000
Others	Redeemable convertible preferred stock	—	—		—	—		950
	Kookmin Bank and other [2]	LIBOR(3M)+1.850%	USD 68,397		82,125	USD 87,940		101,816

Subtotal			—		297,538	—		190,780
Less: Current portion			—		(62,447)	—		(50,192)

			—	~~W~~	235,091	—	~~W~~	140,588

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 0.302% as at June 30, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at June 30, 2020, is as follows:

	Debentures						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jul. 1, 2020 ~ Jun. 30, 2021	~~W~~	920,000	~~W~~	619,597	~~W~~	1,539,597	~~W~~	81,543	~~W~~	46,929	~~W~~	128,472	~~W~~	1,668,069
Jul. 1, 2021 ~ Jun. 30, 2022		660,000		178,568		838,568		36,518		35,196		71,714		910,282
Jul. 1, 2022 ~ Jun. 30, 2023		930,000		1,055,365		1,985,365		100,512		61,138		161,650		2,147,015
Jul. 1, 2023 ~ Jun. 30, 2024		190,000		120,070		310,070		493		—		493		310,563
After Jul. 1, 2024		1,948,000		1,025,059		2,973,059		1,234		—		1,234		2,974,293

	~~W~~	4,648,000	~~W~~	2,998,659	~~W~~	7,646,659	~~W~~	220,300	~~W~~	143,263	~~W~~	363,563	~~W~~	8,010,222

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161
Increase (transfer)		112		(257)		8,294		8,149
Usage		(261)		(888)		(3,856)		(5,005)
Reversal		(50)		(348)		(2,346)		(2,744)
Scope change		—		195		54,892		55,087

Ending balance	~~W~~	64,042	~~W~~	111,991	~~W~~	133,615	~~W~~	309,648

Current	~~W~~	64,042	~~W~~	21,177	~~W~~	99,944	~~W~~	185,163
Non-current		—		90,814		33,671		124,485

	2019
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,868	~~W~~	275,456
Increase (transfer)		(8,623)		6,195		12,543		10,115
Usage		(35,624)		(1,662)		(9,836)		(47,122)
Reversal		—		(2,761)		(13,950)		(16,711)

Ending balance	~~W~~	14,513	~~W~~	120,600	~~W~~	86,625	~~W~~	221,738

Current	~~W~~	14,513	~~W~~	1,804	~~W~~	84,354	~~W~~	100,671
Non-current		—		118,796		2,271		121,067

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2020 and December 31, 2019, are determined as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	2,478,220	~~W~~	2,427,351
Fair value of plan assets		(2,009,148)		(2,069,710)

Liabilities	~~W~~	472,844	~~W~~	365,663

Assets	~~W~~	3,772	~~W~~	8,022

Changes in the defined benefit obligations for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	2,427,351	~~W~~	2,201,876
Current service cost		123,693		121,591
Interest expense		21,365		23,138
Historical service cost		971		—
Benefits paid		(104,303)		(40,360)
Remeasurements		5,011		10,893
Scope change		1,268		—
Others		2,864		2,611

Ending	~~W~~	2,478,220	~~W~~	2,319,749

Changes in the fair value of plan assets for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	2,069,710	~~W~~	1,643,046
Interest income		18,695		17,634
Remeasurements on plan assets		1,289		(1,175)
Employer contributions		13,105		32,249
Benefits paid		(92,874)		(40,950)
Others		(777)		1,577

Ending	~~W~~	2,009,148	~~W~~	1,652,381

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Amounts recognized in the consolidated statement of profit or loss for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Current service cost	~~W~~	123,693	~~W~~	121,591
Net interest cost		2,670		5,504
Historical service cost		971		—
Account transfers		(8,230)		(8,573)

Total expenses	~~W~~	119,104	~~W~~	118,522

16.	Commitments and Contingencies

As at June 30, 2020, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,487,000	5,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,207
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	442,660	19,593
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,564
Loans for working capital	Korea Development Bank and others	KRW	244,110	148,740
Facility loans	Shinhan Bank and others	KRW	100,123	67
	Kookmin Bank and others	USD	212,000	68,397
Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,888

Total		KRW	2,464,833	186,791
		USD	212,000	68,397

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

As at June 30, 2020, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	169,174
		USD	8,569
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,500
Refund guarantee for advances received	Korea Development Bank	USD	1,859
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD	26,911
		PLN[1]	13,751
Comprehensive credit line	KEB Hana Bank and others	KRW	41,100
		USD	8,700
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	69,919
Performance guarantee / warranty guarantee		KRW	460,445
Guarantee for advance payments/others		KRW	226,415
Warranty guarantee	Seoul Guarantee Insurance	KRW	357
Performance guarantee		KRW	11,617
Bid guarantee		KRW	10,000
Guarantees for licensing		KRW	4,908
Guarantees for depositions		KRW	3,764
Merchant business guarantee insurance		KRW	170

Total		KRW	997,869
		USD	51,939
		PLN[1]	13,751

[1]	Polish Zloty.

As at June 30, 2020, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	4,861	4,858	Nov. 10, 2017 ~ Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank	7,946	7,929	Oct. 29, 2017 ~ Nov. 30, 2020
KT ENGCORE Co., Ltd [1]	Gasan solar power plant Inc.	Shinhan Bank	4,700	1,539	Jan. 08, 2025
KT ENGCORE Co., Ltd [1]	SPP Inc.	Suhyup Bank	3,250	630	Feb. 16, 2024
KT ENGCORE Co., Ltd [1]	Korea cell Inc.	Suhyup Bank	3,250	515	Feb. 16, 2024
KT ENGCORE Co., Ltd [1]	San-ya agricultural association corporation	Suhyup Bank	3,250	734	Feb. 16, 2024
KT ENGCORE Co., Ltd [1]	Korean delta solar first Co., Ltd.	NH INVESTMENT & SECURITIES CO.,LTD.	39,000	39,000	Jun. 08, 2017
KT ENGCORE Co., Ltd [1]	Ciocanesti Korea Co., Ltd.	NH INVESTMENT & SECURITIES CO.,LTD.	7,600	7,600	Jun. 08, 2017
KT ENGCORE Co., Ltd [1]	Korean delta solar second Co., Ltd.	NH INVESTMENT & SECURITIES CO.,LTD.	9,000	9,000	Jul. 12, 2017
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	700	—	Apr. 17, 2020 ~ Apr. 16, 2021
Nasmedia	Stockholders Association Members	Korea Securities Finance Corp	5,654	3,070	—

[1]	KT ENGCORE Co., Ltd, the subsidiary of the Group is subject to payment, depending on reimbursement of principal debtor.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2020, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~1,817 million.

For the six-month period ended June 30, 2020, the Group made agreements with the Securitization Specialty Companies (2020: Giga LTE Forty nineth to Fifty Securitization Specialty Co., Ltd., 2019: Giga LTE Forty third to Forty eighth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at June 30, 2020, the Group is a defendant in 192 lawsuits with the total claimed amount of ~~W~~95,172 million (2019: ~~W~~214,877 million). As at June 30, 2020, litigation provisions of ~~W~~64,042 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the cases cannot be estimated as at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on the provision of additional collateral and disposal of certain assets.

As at June 30, 2020, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at June 30, 2020, the contract amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~640,286 million (December 31, 2019: ~~W~~851,798 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Right-of-use assets
Property and buildings	~~W~~	520,819	~~W~~	540,787
Machinery and track facilities		132,151		140,296
Others		99,344		107,414

Total	~~W~~	752,314	~~W~~	788,497

Investment property (buildings)	~~W~~	28,875	~~W~~	50,010

(in millions of Korean won)	June 30, 2020		December 31, 2019
Lease liabilities[1]
Current	~~W~~	346,530	~~W~~	355,833
Non-current		343,584		373,306

	~~W~~	690,114	~~W~~	729,139

[1]	Included in the line items other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

For the six-month periods ended June 30, 2020, increase of right-of-use assets was ~~W~~84,378 million.

The consolidated statement of profit or loss relating to leases for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	June 30, 2020		June 30, 2019
Depreciation of right-of-use assets
Property and buildings	~~W~~	145,640	~~W~~	157,215
Machinery and track facilities		33,439		46,340
Others		27,516		23,481

	~~W~~	206,595	~~W~~	227,036

Depreciation of investment properties	~~W~~	10,356	~~W~~	10,070
Interest expense relating to lease liabilities		17,649		21,019
Expenses relating to short-term leases		4,911		2,244
Expenses relating to leases of low-value assets that are not short-term leases		12,856		17,082
Expenses relating to variable lease payments not included in lease liabilities		4,063		3,127

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

The total cash outflow for leases for six-month periods ended in June 30, 2020 was ~~W~~115,144 million.

18.	Retained Earnings

Details of retained earnings as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,500,853		6,203,574

Total	~~W~~	11,934,464	~~W~~	11,637,185

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Group’s other components of equity as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Treasury stock	~~W~~	(819,049)	~~W~~	(825,838)
Gain on disposal of treasury stock		(230)		1,229
Share-based payments		4,677		7,769
Equity transactions within consolidated entities [1]		(341,309)		(353,243)

Total	~~W~~	(1,155,911)	~~W~~	(1,170,083)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

As at June 30, 2020 and December 31, 2019, the details of treasury stock are as follows:

	June 30, 2020		December 31, 2019
Number of shares		15,739,783		15,870,258
Amount (in millions of Korean won)	~~W~~	819,049	~~W~~	825,838

Treasury stock is expected to be used for the stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three and six-month periods ended June 30, 2020 and 2019:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	5,828,576	~~W~~	11,609,405	~~W~~	6,049,702	~~W~~	11,830,312
Revenue from other sources		47,927		98,814		48,831		102,598

Total	~~W~~	5,876,503	~~W~~	11,708,219	~~W~~	6,098,533	~~W~~	11,932,910

Operating revenues for the three and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Services provided	~~W~~	5,099,682	~~W~~	10,131,947	~~W~~	5,150,178	~~W~~	10,124,859
Sales of goods		776,821		1,576,272		948,355		1,808,051

Total	~~W~~	5,876,503	~~W~~	11,708,219	~~W~~	6,098,533	~~W~~	11,932,910

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Contract assets [1]	~~W~~	743,972	~~W~~	703,078
Contract liabilities [1]		387,252		413,442
Deferred revenue [2]		91,670		92,557

[1]

The Group recognized contract assets of ~~W~~ 191,139 million and contract liabilities of ~~W~~20,205 million for longterm construction contracts as at June 30, 2020 (2019: contract assets of ~~W~~146,037 million and contract liabilities of ~~W~~47,832 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Incremental costs of contract establishment	~~W~~	1,745,714	~~W~~	1,764,009
Costs of Contract performance		90,698		85,234

The Group recognized ~~W~~884,052 million of operating expenses in the current reporting period (2019: ~~W~~772,703 million) which relate to contract cost assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

For the three and six-month periods ended June 30, 2020 and 2019, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	70,725	~~W~~	146,983	~~W~~	74,198	~~W~~	157,724
Deferred revenue of joining/installment fees		12,137		22,728		11,470		24,207

Total	~~W~~	82,862	~~W~~	169,711	~~W~~	85,668	~~W~~	181,931

21.	Operating Expenses

Operating expenses for the three and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	983,652	~~W~~	1,987,599	~~W~~	1,006,133	~~W~~	1,989,930
Depreciation		647,609		1,298,901		616,554		1,254,243
Depreciation of right-of-use assets		102,965		206,595		121,796		227,093
Amortization of intangible assets		160,182		317,997		164,691		329,140
Commissions		234,348		480,036		270,179		488,214
Interconnection charges		134,347		265,648		132,139		271,846
International interconnection fees		45,210		90,089		55,654		111,145
Purchase of inventories		912,910		1,870,612		1,103,297		2,025,577
Changes of inventories		(5,917)		24,924		38,788		76,356
Sales commissions		565,003		1,096,281		588,637		1,136,976
Service costs		519,023		973,866		388,240		764,334
Utilities		81,829		168,447		72,556		149,035
Taxes and dues		76,157		137,662		66,212		130,690
Rent		33,776		65,585		39,068		75,916
Insurance premiums		16,296		34,617		19,874		38,108
Installation fees		33,426		58,171		37,654		77,197
Advertising expenses		29,438		55,574		45,294		74,773
Research and development expenses		36,165		76,116		40,360		80,408
Card service costs		749,056		1,431,802		763,435		1,502,652
Others		179,165		342,756		239,716		438,931

Total	~~W~~	5,534,640	~~W~~	10,983,278	~~W~~	5,810,277	~~W~~	11,242,564

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of employee benefits for the three and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	906,286	~~W~~	1,829,666	~~W~~	928,769	~~W~~	1,835,623
Post-employment benefits (defined benefits)		60,367		119,104		58,873		118,522
Post-employment benefits (defined contributions)		13,329		28,124		15,522		28,753
Share-based payments		994		2,594		1,489		2,978
Others		2,676		8,111		1,480		4,054

Total	~~W~~	983,652	~~W~~	1,987,599	~~W~~	1,006,133	~~W~~	1,989,930

22.	Other Income and Other Expenses

Other income for the three and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment and investment properties	~~W~~	3,205	~~W~~	10,873	~~W~~	2,625	~~W~~	10,230
Gain on disposal of intangible assets		217		1,932		970		1,226
Gain on disposal of right-of-use assets		222		601		1,392		2,665
Gain on disposal of investments in associates		—		—		3,708		3,689
Compensation on property and equipment		44,833		73,781		42,897		62,668
Gain on government subsidies		2,551		6,728		3,509		6,976
Others		10,245		16,215		13,542		45,258

Total	~~W~~	61,273	~~W~~	110,130	~~W~~	68,643	~~W~~	132,712

Other expenses for the three and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	20,835	~~W~~	36,435	~~W~~	13,363	~~W~~	24,503
Loss on disposal of intangible assets		228		900		858		2,805
Loss on disposal of right-of-use assets		4,898		5,938		854		1,554
Loss on disposal of investments in associates		8		33		1,336		4,790
Donations		13,054		13,311		22,905		44,726
Other allowance for bad debts		9,476		18,540		4,908		9,675
Others		29,525		61,860		16,001		35,762

Total	~~W~~	78,024	~~W~~	137,017	~~W~~	60,225	~~W~~	123,815

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

23.	Financial Income and Costs

Details of financial income for three and the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Interest income	~~W~~	65,262	~~W~~	133,806	~~W~~	69,215	~~W~~	138,621
Gain on foreign currency transactions		2,664		8,727		7,826		9,450
Gain on foreign currency translation		(604)		7,729		2,310		5,792
Gain on settlement of derivatives		1,816		2,172		6,332		6,332
Gain on valuation of derivatives		(45,824)		111,319		41,924		81,598
Others		752		1,961		2,998		6,213

Total	~~W~~	24,066	~~W~~	265,714	~~W~~	130,605	~~W~~	248,006

Details of financial costs for the three and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	68,390	~~W~~	136,750	~~W~~	79,393	~~W~~	153,103
Loss on foreign currency transactions		2,952		7,904		14,538		18,140
Loss on foreign currency translation		(44,665)		121,567		43,195		86,451
Loss on settlement of derivatives		23		37		—		—
Loss on valuation of derivatives		6,396		7,081		19		93
Loss on disposal of trade receivables		2,511		4,728		1,580		3,510
Others		816		2,311		133		469

Total	~~W~~	36,423	~~W~~	280,378	~~W~~	138,858	~~W~~	261,766

24.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at June 30, 2020, the estimated average annual income tax rate used for the year ending December 31, 2020 is 35.68%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three and six-month periods ended June 30, 2020 and 2019, are calculated as follows:

	2020				2019
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	176,605	~~W~~	384,920	~~W~~	173,934	~~W~~	405,024
Weighted average number of ordinary shares outstanding (in number of shares)		245,244,229		245,242,889		245,144,997		245,144,883
Basic earnings per share (in Korean won)	~~W~~	720	~~W~~	1,570	~~W~~	710	~~W~~	1,652

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds and other share-based payments.

Diluted earnings per share from operations for the three and six-month periods ended June 30, 2020 and 2019, are calculated as follows:

	2020				2019
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	176,605	~~W~~	384,920	~~W~~	173,934	~~W~~	405,024
Adjusted net income attributable to ordinary shares (in millions of Korean won)		—		—		(141)		(141)
Diluted profit attributable to ordinary shares (in millions of Korean won)		176,605		384,920		173,793		404,883
Number of dilutive potential ordinary shares outstanding (in number of shares)		127,797		129,136		3,931		4,045
Weighted average number of ordinary shares outstanding (in number of shares)		245,372,026		245,372,025		245,148,928		245,148,928
Diluted earnings per share (in Korean won)		720		1,569		709		1,652

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

26.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
1. Profit for the period	~~W~~	434,161	~~W~~	462,837
2. Adjustments for:
Income tax expense		240,891		218,480
Interest income [1]		(143,368)		(150,391)
Interest expense [1]		137,090		153,361
Dividend income		(2,312)		(1,963)
Depreciation		1,314,820		1,254,243
Amortization of intangible assets		320,672		329,140
Depreciation of right-of-use assets		206,595		227,093
Provisions for severance benefits (defined benefits)		127,333		127,095
Allowance for bad debts		62,004		58,778
Share of net profit or loss of associates and joint ventures		8,339		4,166
Loss on disposal of associates and joint ventures		33		1,101
Loss on disposal of property and equipment and investment properties		25,562		14,273
Loss on impairment of property and equipment		1,535		—
Loss (gain) on disposal of right-of-use assets		5,337		(1,111)
Loss (gain) on disposal of intangible assets		(1,032)		1,579
Loss on impairment of intangible assets		1,023		—
Loss on foreign currency translation		113,838		80,659
Gain on valuation of derivatives		(106,373)		(87,837)
Loss on disposal of financial assets at amortized cost		1		1
Loss (gain) on disposal of financial assets at fair value through profit or loss		428		(4,198)
Loss (gain) on valuation of financial assets at fair value through profit or loss		725		(646)
Others		50,573		91,125
3. Changes in operating assets and liabilities
Increase in trade receivables		(120,126)		(541,583)
Decrease (increase) in other receivables		203,982		(227,229)
Decrease (increase) in other current assets		45,419		(161,140)
Increase in other non-current assets		(47,824)		(143,983)
Decrease in inventories		39,095		65,899
Decrease in trade payables		(139,309)		(181,074)
Increase (decrease) in other payables		(364,261)		822,570
Increase in other current liabilities		12,167		143,024
Increase (decrease) in other non-current liabilities		(604)		25,175
Increase (decrease) in provisions		2,983		(56,129)
Increase (decrease) in deferred revenue		53		(221)
Decrease in plan assets		79,605		14,457
Payment of severance benefits		(101,319)		(68,503)

4. Cash generated from operations(1+2+3)	~~W~~	2,407,736	~~W~~	2,469,048

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income ~~W~~9,562 million (six-month periods ended June 30, 2019: ~~W~~11,770 million) recognized as operating revenue and interest expenses recognized as operating expenses are ~~W~~341 million (six-month periods ended June 30, 2019: ~~W~~258 million)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Reclassification of the current portion of borrowings	~~W~~	619,783	~~W~~	160,132
Reclassification of construction-in-progress to property and equipment		683,053		336,961
Reclassification of other payables from property and equipment		(534,636)		285,491
Reclassification of other payables from intangible assets		(343,012)		(344,561)
Reclassification of other payables from defined benefit liabilities		2,983		(28,143)
Reclassification of other payables from plan assets		163		(5,756)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

27.	Changes in Liabilities Arising from Financing Activities

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,298,867	~~W~~	580,595	~~W~~	—	~~W~~	109,296	~~W~~	—	~~W~~	(1,141)	~~W~~	7,987,617
Lease liabilities		729,139		(93,314)		79,150		5		20		(24,886)		690,114
Other financial liabilities		—		(13,674)		13,674		—		—		—		—
Derivative liabilities		20,096		(483)		—		(14,713)		18,173		(7,980)		15,093
Derivative assets		(58,576)		(862)		—		(87,321)		(15,047)		8,965		(152,841)

Total	~~W~~	7,989,526	~~W~~	472,262	~~W~~	92,824	~~W~~	7,267	~~W~~	3,146	~~W~~	(25,042)	~~W~~	8,539,983

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,648,294	~~W~~	(482,808)	~~W~~	—	~~W~~	80,449	~~W~~	—	~~W~~	10,913	~~W~~	6,256,848
Lease liabilities		163,858		(251,555)		780,575		—		—		72,880		765,758
Derivative liabilities		65,067		—		—		(19,350)		(9,294)		(13,376)		23,047
Derivative assets		(29,843)		33,635		—		(54,079)		(8,575)		(702)		(59,564)

Total	~~W~~	6,847,376	~~W~~	(700,728)	~~W~~	780,575	~~W~~	7,020	~~W~~	(17,869)	~~W~~	69,715	~~W~~	6,986,089

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business, and others

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of operating revenues and profit by each segment for the three and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Operating revenues				Operating Profit				Depreciation and amortization [1]
	Three months		Six months		Three months		Six months		Three months		Six months
ICT	~~W~~	4,339,675	~~W~~	8,768,742	~~W~~	252,702	~~W~~	552,307	~~W~~	810,587	~~W~~	1,624,495
Finance		868,137		1,668,387		34,525		67,827		10,776		18,674
Satellite TV		177,669		345,584		26,122		50,333		21,265		43,005
Others		1,453,855		2,760,581		38,756		67,355		89,829		179,929

		6,839,336		13,543,294		352,105		737,822		932,457		1,866,103
Elimination		(962,833)		(1,835,075)		(10,242)		(12,881)		(21,701)		(42,610)

Consolidated amount	~~W~~	5,876,503	~~W~~	11,708,219	~~W~~	341,863	~~W~~	724,941	~~W~~	910,756	~~W~~	1,823,493

(In millions of Korean won)	2019
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Six months		Three months		Six months		Three months		Six months
ICT[2]	~~W~~	4,558,529	~~W~~	8,892,813	~~W~~	191,137	~~W~~	487,582	~~W~~	792,897	~~W~~	1,604,590
Finance		881,796		1,748,430		38,992		86,312		6,466		13,187
Satellite TV		174,176		344,875		17,068		38,166		23,908		47,935
Others		1,442,369		2,775,433		59,692		97,479		98,907		183,471

		7,056,870		13,761,551		306,889		709,539		922,178		1,849,183
Elimination		(958,337)		(1,828,641)		(18,633)		(19,193)		(19,138)		(38,707)

Consolidated amount	~~W~~	6,098,533	~~W~~	11,932,910	~~W~~	288,256	~~W~~	690,346	~~W~~	903,040	~~W~~	1,810,476

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.
[2]	The prior year segment reporting has been reclassified to reflect the current year changes for comparability purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Operating revenues for the three-month and six-month periods ended June 30, 2020 and 2019, and non-current assets as at June 30, 2020 and December 31, 2019, by geographical region, are as follows:

(in millions of Korean won)	2020
	Operating revenues				Non-current assets[1]
	Three months		Six months		June 30, 2020
Domestic	~~W~~	5,856,982	~~W~~	11,670,505	~~W~~	18,263,304
Overseas		19,521		37,714		82,603

Total	~~W~~	5,876,503	~~W~~	11,708,219	~~W~~	18,345,907

(in millions of Korean won)	2019
	Operating revenues				Non-current assets[1]
	Three months		Six months		December 31, 2019
Domestic	~~W~~	6,081,196	~~W~~	11,900,507	~~W~~	18,718,584
Overseas		17,337		32,403		76,679

Total	~~W~~	6,098,533	~~W~~	11,932,910	~~W~~	18,795,263

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets

29.	Related Party Transactions

The list of related party of the Group as at June 30, 2020, is as follows:

Relationship	Name of Entity
Associates and joint ventures	Korea Information & Technology Investment Fund (KIF Investment Fund), K- Realty CR-REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea electronic Vehicle charging service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd., Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Philippines Co., Ltd., KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd , Studio&NEW Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd.
Others [1]	KHS Corp.

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Outstanding balances of receivables and payables in relations to transactions with related parties as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)		June 30, 2020
		Receivables				Payables
		Trade receivables		Other receivables		Other payables		Lease liabilities
Associates	K- Realty CR-REITs No.1	~~W~~	596	~~W~~	26,700	~~W~~	—	~~W~~	40,816
and	K Bank, Inc.		498		11,274		20,825		—
joint ventures	Others		51		1,155		623		—
Others	KHS Corp.		1		—		1		—

	Total	~~W~~	1,146	~~W~~	39,129	~~W~~	21,448	~~W~~	40,816

(in millions of Korean won)		December 31, 2019
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	608	~~W~~	23,100	~~W~~	—	~~W~~	—	~~W~~	57,907
	K Bank, Inc.		583		13,664		—		557		—
	Others		434		1,177		—		711		—
Others	KT ENGCORE Co., Ltd.		4,497		9,517		1,169		148,503		74
	KHS Corp.		—		—		—		2		—

	Total	~~W~~	6,122	~~W~~	47,458	~~W~~	1,169	~~W~~	149,773	~~W~~	57,981

Significant transactions with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)		2020
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	813	~~W~~	—	~~W~~	262	~~W~~	—
	KIF Investment fund		—		—		—		—
	K Bank, Inc.		8,430		—		4,040		—
	Others[1]		310		37		4,885		—
Others	KT ENGCORE Co., Ltd.[2]		2,385		—		25,862		61,491
	KHS Corp.		50		—		6,208		—

	Total	~~W~~	11,988	~~W~~	37	~~W~~	41,257	~~W~~	61,491

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Transactions before reclassification as subsidiary of the Group

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)		2019
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	647	~~W~~	—	~~W~~	—	~~W~~	—
	KIF Investment fund		—		—		—		—
	K Bank, Inc.		8,859		—		4,122		—
	KD Living, Inc.		20		—		2,593		—
	Daiwon Broadcasting Co., Ltd.		14		—		2,959		—
	Others		530		55		15		—
Others	KT ENGCORE Co., Ltd.		4,037		10		41,505		73,723
	KHS Corp.		—		—		7,055		—

	Total	~~W~~	14,107	~~W~~	65	~~W~~	58,249	~~W~~	73,723

[1]	Amounts include acquisition of property and equipment, and others.

(in millions of Korean won)		2020				2019
		Finance costs		Finance income		Finance costs		Finance income
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	703	~~W~~	2,261	~~W~~	1,400	~~W~~	8,744
	KIF Investment fund		—		9,241		—		4,279
	KD Living, Inc.		—		—		—		—
	Daiwon Broadcasting Co., Ltd.		—		43		—		77
	Others		—		—		—		69
Others	KT ENGCORE Co., Ltd [1]		1		—		1		—

	Total	~~W~~	704	~~W~~	11,545	~~W~~	1,401	~~W~~	13,169

[1]	Transactions before reclassification as a subsidiary of the Group

Key management compensation for the six-month periods ended June 30, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Salaries and other short-term benefits	~~W~~	1,033	~~W~~	1,016
Post-employment benefits		179		173
Stock-based compensation		2,806		439

Total	~~W~~	4,018	~~W~~	1,628

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Fund transactions with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	13,593	~~W~~	—
Studio&NEW Co., Ltd.		—		8,333
Studio Discovery Co., Ltd.		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		3,600
KT-Smart Factory Investment Fund		—		2,800
KT-CKP new media investment fund		—		(148)
Hyundai Robotics Co., Ltd.		—		50,000
Others
KT ENGCORE Co., Ltd[2]		34		—

Total	~~W~~	13,627	~~W~~	67,585

[1]	Amounts include lease transactions.
[2]	Transactions before reclassified as subsidiary of the Group

(in millions of Korean won)	2019
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
KT-IBKC future investment fund 1	~~W~~	—	~~W~~	3,750
Virtual Realm Sendirian Berhad		—		550
KT-DSC creative economy youth start-up investment fund		—		(360)
K- Realty CR-REITs No.1		13,961		—
Others		—		99
Others
KT ENGCORE Co., Ltd		66		—

Total	~~W~~	14,027	~~W~~	4,039

[1]	Amounts include lease transactions.

At the end of the reporting period, there are no collateral and payment guarantees provided by the related parties.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020			December 31, 2019
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,942,236	1	~~W~~	2,305,894	1
Trade and other receivables
Financial assets measured at amortized cost [2]		5,468,735	1		5,796,207	1
Financial assets at fair value through other comprehensive income		1,382,958	1,382,958		1,256,266	1,256,266
Other financial assets
Financial assets measured at amortized cost		514,128	1		441,804	1
Financial assets at fair value through profit or loss		781,002	781,002		632,324	632,324
Financial assets at fair value through other comprehensive income		234,016	234,016		557,342	557,342
Derivative financial assets for hedging		152,841	152,841		58,576	58,576

Total	~~W~~	11,475,916		~~W~~	11,048,413

Financial liabilities
Trade and other payables		7,412,741	1		8,679,697	1
Borrowings		7,987,618	1		7,298,867	1
Other financial liabilities
Financial liabilities at amortized cost		149,104	1		129,945	1
Financial liabilities at fair value through profit or loss		56	56		38	38
Derivative financial liabilities for hedging		15,093	15,093		20,096	20,096

Total	~~W~~	15,564,612		~~W~~	16,128,643

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,382,958	~~W~~	—	~~W~~	1,382,958
Other financial assets
Financial assets at fair value through profit or loss		165		327,177		453,660		781,002
Financial assets at fair value through other comprehensive income		4,754		184,595		44,667		234,016
Derivative financial assets for hedging		—		112,288		40,553		152,841

Total	~~W~~	4,919	~~W~~	2,007,018	~~W~~	538,880	~~W~~	2,550,817

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	56	~~W~~	—	~~W~~	56
Derivative financial liabilities for hedging		—		15,093		—		15,093

Total	~~W~~	—	~~W~~	15,149	~~W~~	—	~~W~~	15,149

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		136,951		495,141		632,324
Financial assets at fair value through other comprehensive income		6,738		508,550		42,054		557,342
Derivative financial assets for hedging		—		40,788		17,788		58,576

Total	~~W~~	6,970	~~W~~	1,942,555	~~W~~	554,983	~~W~~	2,504,508

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	38	~~W~~	—	~~W~~	38
Derivative financial liabilities for hedging		—		20,096		—		20,096

Total	~~W~~	—	~~W~~	20,134	~~W~~	—	~~W~~	20,134

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2020
	Financial assets
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	495,141	~~W~~	42,054	~~W~~	17,788
Purchases		97,556		4,809		—
Reclassifications		(1,585)		—		—
Disposals		(137,658)		(431)		—
Amount recognized in profit or loss		206		(463)		16,448
Amount recognized in other comprehensive income		—		(1,302)		6,317

Ending balance	~~W~~	453,660	~~W~~	44,667	~~W~~	40,553

	2019
	Financial assets						Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	163,600	~~W~~	311,536	~~W~~	(10,183)	~~W~~	7,758
Purchases		21,220		6,040		—		—
Reclassifications		17,486		(444,875)		—		—
Disposals		(14,313)		(940)		—		—
Amount recognized in profit or loss		(425)		45		14,767		—
Amount recognized in other comprehensive income		—		168,819		11,870		—

Ending balance	~~W~~	187,568	~~W~~	40,625	~~W~~	16,454	~~W~~	7,758

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,382,958	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		780,837	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		229,262	2,3	DCF Model Comparable Company Analysis
Derivative financial assets for hedging		152,841	2,3	DCF Model, Hull-White model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	56	2	DCF Model
Derivative financial liabilities for hedging		15,093	2	DCF Model

	December 31, 2019
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		632,092	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		550,604	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		58,576	2,3	DCF Model, Hull-White model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	38	2	DCF Model
Derivative financial liabilities for hedging		20,096	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred differences for the six-month periods ended June 30, 2020 and 2019, are as follows:

	2020		2019
(in millions of Korean won)	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	3,682	~~W~~	5,107
New transactions		—		—
Recognized at fair value through profit or loss		(713)		(713)

Ending balance	~~W~~	2,969	~~W~~	4,394

31.	Consolidation

To foster a company specialized in engineering within the Group, KT Corporation (the controlling company) has acquired 1,400,000 shares (59.8%) of KT ENGCORE Co., Ltd. and KT Estate Inc., subsidiary of the Group acquired 940,000 shares (40.2%) on March 16, 2020. Through these transactions the Group consolidated KT ENGCORE Co., Ltd as a subsidiary and accounted for in accordance with K-IFRS 1103 (Business combinations).

With the acquisition method, the group identified intangible assets amounting to ~~W~~314 million and goodwill amounting ~~W~~40,785 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details and amounts of total transfer consideration, acquired assets and liabilities on control acquisition date are as follows:

(in millions of Korean won)	Amounts
Total transfer consideration (a)	~~W~~	46,800
Acquired assets and liabilities (b) [1]		6,015
Cash and cash equivalents		57,845
Trade and other receivables		95,814
Other financial assets		3,110
Other assets		14,021
Inventories		1,521
Property and equipment		3,128
Intangible assets		721
Trade and other payables		(105,964)
Other liabilities		(4,883)
Current tax liabilities		(3,664)
Provisions		(54,366)
Net defined benefit liabilities		(1,268)

Goodwill (a-b)	~~W~~	40,785

[1]	Assets and liabilities are measured at fair value based on K-IFRS 1103, business combinations.

Goodwill is subject to change as the fair value of identifiable assets and liabilities has been confirmed as at June 30, 2020.

After the acquisition of control, operating income included in the consolidated statement before the removal of intercompany transactions is ~~W~~60,366 million and net income is ~~W~~1,331 million. Under the assumption KT ENGCORE Co., Ltd is consolidated on January 1, 2020, the operating income that would be included is ~~W~~156,026 million, and the net loss for the year is ~~W~~5,182 million.

32.	Events after the Reporting Period

KT Corporation (the controlling company) sold all of its shares in K Bank Inc. to BC Card Co., Ltd., a subsidiary of the Group on July 7, 2020. BC Card Co., Ltd., a subsidiary of the Group participated in rights issue of K Bank Inc. and acquired 28,302,356 of ordinary shares and 10,699,915 of convertible shares amounting to ~~W~~195 billion on July 28, 2020.

KT Corporation

Separate Interim Financial Statements

June 30, 2020 and 2019

KT Corporation

Index

June 30, 2020 and 2019

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position as at June 30, 2020, and the related separate interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019, and separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2020 and 2019, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

    Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2019, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2020. The separate statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 14, 2020

This report is effective as of August 14, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	June 30, 2020		December 31, 2019
		(Unaudited)
Assets

Current assets
Cash and cash equivalents	4	~~W~~	1,422,070	~~W~~	1,328,397
Trade and other receivables, net	4,5		3,372,736		3,231,008
Other financial assets	4,6		127,507		100,830
Inventories, net	7		459,491		477,138
Current tax assets			—		64,967
Current assets held for sale	9		119,186		82,865
Other current assets	8		1,950,446		1,951,064

Total current assets			7,451,436		7,236,269

Non-current assets
Trade and other receivables, net	4,5		1,063,719		1,063,440
Other financial assets	4,6		247,176		179,240
Property and equipment, net	10		11,250,646		11,447,952
Right-of-use assets	17		661,107		714,968
Investment properties, net	10		752,815		769,019
Intangible assets, net	10		1,994,007		2,239,882
Investments in subsidiaries, associates and joint ventures	11		3,556,467		3,501,391
Other non-current assets	8		600,629		581,693

Total non-current assets			20,126,566		20,497,585

Total assets		~~W~~	27,578,002	~~W~~	27,733,854

3

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	June 30, 2020		December 31, 2019
		(Unaudited)
Liabilities

Current liabilities
Trade and other payables	4,12	~~W~~	3,853,085	~~W~~	4,729,683
Borrowings	4,13		1,539,331		1,052,526
Current tax liabilities			197,970		—
Provisions	14		155,068		167,729
Deferred income			44,400		45,754
Other current liabilities	8		772,305		768,961

Total current liabilities			6,562,159		6,764,653

Non-current liabilities
Trade and other payables	4,12		746,154		1,028,886
Borrowings	4,13		6,082,694		5,975,514
Other financial liabilities	4,6		11,771		18,632
Net defined benefit liabilities	15		340,506		274,598
Provisions	14		84,136		69,990
Deferred income	20		90,358		91,703
Deferred tax liabilities			181,180		206,440
Other non-current liabilities	8		367,511		406,737

Total non-current liabilities			7,904,310		8,072,500

Total liabilities			14,466,469		14,837,153

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		11,084,867		10,869,987
Accumulated other comprehensive income			21,163		23,449
Other components of equity	19		(999,254)		(1,001,492)

Total equity			13,111,533		12,896,701

Total liabilities and equity		~~W~~	27,578,002	~~W~~	27,733,854

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2020 and 2019

		Periods Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	20	~~W~~	4,339,675	~~W~~	8,768,742	~~W~~	4,558,528	~~W~~	8,892,813
Operating expenses	21		4,086,973		8,216,435		4,367,392		8,405,231

Operating profit			252,702		552,307		191,136		487,582
Other income	22		64,477		227,049		60,079		225,476
Other expenses	22		81,970		111,432		54,546		111,382
Finance income	23		17,695		244,126		119,351		225,636
Finance costs	23		28,195		253,526		126,644		240,754

Profit before income tax expense			224,709		658,524		189,376		586,558
Income tax expense			58,941		172,731		49,659		154,206

Profit for the period		~~W~~	165,768	~~W~~	485,793	~~W~~	139,717	~~W~~	432,352

Earnings per share
Basic earnings per share	25	~~W~~	676	~~W~~	1,981	~~W~~	570	~~W~~	1,764
Diluted earnings per share	25		676		1,980		570		1,764

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2020 and 2019

		Periods Ended June 30
(in millions of Korean won)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	165,768	~~W~~	485,793	~~W~~	139,717	~~W~~	432,352

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liability	15		(498)		543		(1,202)		(1,175)
Loss on valuation of financial instruments at fair value through other comprehensive income			311		(481)		(446)		(531)
Items that may be subsequently reclassified to profit or loss
Valuation gain on cash flow hedge	6		(21,568)		75,404		31,404		66,340
Other comprehensive income from cash flow hedges reclassified to profit or loss			32,820		(77,209)		(25,613)		(52,509)

Other comprehensive income for the period, net of tax			11,065		(1,743)		4,143		12,125

Total comprehensive income for the period		~~W~~	176,833	~~W~~	484,050	~~W~~	143,860	~~W~~	444,477

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2020 and 2019

(in millions of Korean won)								Accumulated		Other
		Share		Share		Retained		other comprehensive		components		Total
	Notes	capital		premium		earnings		income		of equity		equity
Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728
Changes in accounting policies			—		—		(6,149)		—		—		(6,149)
Comprehensive income
Profit for the period			—		—		432,352		—		—		432,352
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(531)		—		(531)
Remeasurements of net defined benefit liabilities	15		—		—		(1,175)		—		—		(1,175)
Valuation gain on cash flow hedge	6		—		—		—		13,831		—		13,831

Total comprehensive income for the period			—		—		431,177		13,300		—		444,477

Transactions with owners
Dividends paid			—		—		(269,659)		—		—		(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—
Disposal of treasury stock			—		—		—		—		118		118
Others			—		—		—		—		2,817		2,817

Subtotal			—		—		(284,828)		—		18,104		(266,724)

Balance as at June 30, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,880,242	~~W~~	2,049	~~W~~	(1,003,716)	~~W~~	12,883,332

Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,869,987	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,896,701
Comprehensive income
Profit for the period			—		—		485,793		—		—		485,793
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(481)		—		(481)
Remeasurements of net defined benefit liabilities	15		—		—		543		—		—		543
Valuation loss on cash flow hedge	6		—		—		—		(1,805)		—		(1,805)

Total comprehensive income for the period			—		—		486,336		(2,286)		—		484,050

Transactions with owners
Dividends paid			—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—
Disposal of treasury stock			—		—		—		—		3,640		3,640
Others			—		—		—		—		(3,092)		(3,092)

Subtotal			—		—		(271,456)		—		2,238		(269,218)

Balance as at June 30, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,084,867	~~W~~	21,163	~~W~~	(999,254)	~~W~~	13,111,533

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2020 and 2019

		Six-Month Periods Ended June 30
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	1,835,846	~~W~~	2,086,426
Interest paid			(112,347)		(112,457)
Interest received			108,824		117,027
Dividends received			126,233		126,711
Income tax refund (paid)			67,686		(164,593)

Net cash inflow from operating activities			2,026,242		2,053,114

Cash flows from investing activities
Collection of loans			33,283		31,018
Disposal of non-current financial assets at amortized cost			—		3,780
Disposal of financial assets at fair value through profit or loss			361		2,300
Disposal of financial assets at fair value through other comprehensive income			187		—
Disposal of investments in subsidiaries, associates and joint ventures			1,378		7,088
Disposal of property and equipment			10,240		20,774
Disposal of intangible assets			2,472		1,735
Disposal of right-of-use assets			50		3,947
Loans granted			(18,851)		(22,032)
Acquisition of current financial assets at amortized cost			—		(22,034)
Acquisition of financial assets at fair value through profit or loss			(32,881)		(3,713)
Acquisition of investments in subsidiaries, associates and joint ventures			(79,521)		(16,736)
Acquisition of property and equipment			(1,507,804)		(1,148,511)
Acquisition of intangible assets			(365,777)		(378,378)
Acquisition of right-of-use assets			(2,304)		(3,712)

Net cash outflow from investing activities			(1,959,167)		(1,524,474)

Cash flows from financing activities
Proceeds from borrowings			645,314		498,450
Settlement of derivative assets and liabilities, net			—		33,635
Dividends paid			(269,766)		(269,659)
Repayments of borrowings			(160,247)		(969,527)
Decrease in lease liabilities			(188,569)		(206,004)

Net cash inflow (outflow) from financing activities	27		26,732		(913,105)

Effect of exchange rate change on cash and cash equivalents			(134)		(344)

Net increase (decrease) in cash and cash equivalents			93,673		(384,809)
Cash and cash equivalents
Beginning of the period			1,328,397		1,779,745

End of the period		~~W~~	1,422,070	~~W~~	1,394,936

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2020, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the six-month periods ended June 30, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2020.

(1)	New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

9

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements, Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosures – Interest Rate Benchmark Reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The Company’s risk exposure directly affected by interest rate benchmark reform, is the variable rate borrowings of USD 450,000 thousand and SGD 284,000 thousand with maximum remaining maturity of four years. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD LIBOR of 3 months and SGD SOR of 6 months - an interest rate benchmark, the Company entered into an interest rate swap contract for a nominal amount of USD 450,000 thousand and SGD 284,000 thousand and designated it as a hedging instrument of cash flow hedge.

(2)	New standards and interpretations not yet adopted by the Company

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Company are set out below.

•	Agenda Decision of the International Accounting Standards Committee – Lease Period

10

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

The International Accounting Standards Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Company is analyzing the effect of changes in accounting policies on the separate financial statements for enforceable periods in accordance with the decision and will reflect the effect in the separate financial statements after the analysis is completed.

2.2	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(2)	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

During 2020, the spread of COVID-19 has a material impact on domestic and foreign economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company, and the impact is expected to be continued to the separate annual financial statements in 2020.

Significant accounting estimates and assumptions applied in the preparation of the separate annual financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

11

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,422,070	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,422,070
Trade and other receivables [1]		3,048,794		—		1,382,958		—		4,431,752
Other financial assets		72,329		135,223		19,987		147,144		374,683

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	June 30, 2020
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	4,599,239	~~W~~	—	~~W~~	4,599,239
Borrowings		7,622,025		—		7,622,025
Other financial liabilities		—		11,771		11,771

(in millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,328,397	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,328,397
Trade and other receivables[1]		3,035,777		—		1,256,266		—		4,292,043
Other financial assets		72,329		131,344		20,974		55,423		280,070

[1]	Lease receivables and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,758,569	~~W~~	—	~~W~~	5,758,569
Borrowings		7,028,040		—		7,028,040
Other financial liabilities		—		18,632		18,632

12

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,237,277	~~W~~	(247,041)	~~W~~	(7,762)	~~W~~	2,982,474
Other receivables		448,989		(52,567)		(6,160)		390,262

	~~W~~	3,686,266	~~W~~	(299,608)	~~W~~	(13,922)	~~W~~	3,372,736

Non-current assets
Trade receivables	~~W~~	839,696	~~W~~	(3,833)	~~W~~	(36,521)	~~W~~	799,342
Other receivables		280,287		(5)		(15,905)		264,377

	~~W~~	1,119,983	~~W~~	(3,838)	~~W~~	(52,426)	~~W~~	1,063,719

	December 31, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,078,278	~~W~~	(244,078)	~~W~~	(9,029)	~~W~~	2,825,171
Other receivables		454,987		(48,991)		(159)		405,837

	~~W~~	3,533,265	~~W~~	(293,069)	~~W~~	(9,188)	~~W~~	3,231,008

Non-current assets
Trade receivables	~~W~~	858,435	~~W~~	(3,833)	~~W~~	(42,353)	~~W~~	812,249
Other receivables		275,042		(5)		(23,846)		251,191

	~~W~~	1,133,477	~~W~~	(3,838)	~~W~~	(66,199)	~~W~~	1,063,440

13

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of other receivables as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Loans	~~W~~	59,966	~~W~~	73,606
Receivables		312,458		300,656
Accrued income		2,016		1,485
Refundable deposits		328,067		327,748
Others		4,704		2,529
Less: Provision for impairment		(52,572)		(48,996)

	~~W~~	654,639	~~W~~	657,028

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Other financial assets
Financial assets at amortized cost [1]	~~W~~	72,329	~~W~~	72,329
Financial assets at fair value through profit or loss[1,2]		135,223		131,344
Financial assets at fair value through other comprehensive income		19,987		20,974
Derivatives used for hedging		147,144		55,423
Less: Non-current		(247,176)		(179,240)

Current	~~W~~	127,507	~~W~~	100,830

Other financial liabilities
Derivatives used for hedging	~~W~~	11,771	~~W~~	18,632
Less: Non-current		(11,771)		(18,632)

Current	~~W~~	—	~~W~~	—

[1]

As at June 30, 2020, the Company’s financial instruments amounting to ~~W~~22,329 million (December 31, 2019: ~~W~~22,329 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	Investment in Korea Software Financial Cooperative amounting to ~~W~~1,136 million is provided as collateral.

14

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of financial assets at fair value through profit or loss as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	166	~~W~~	232
Equity instruments (Unlisted)		—		—
Debt securities		135,057		131,112
Less: Non-current		(135,223)		(131,344)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2020.

Details of financial assets at fair value through other comprehensive income as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	1,325	~~W~~	2,010
Equity instruments (Unlisted)		18,662		18,964
Less: Non-current		(19,987)		(20,974)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

15

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of valuation of derivatives used for hedging as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020				December 31, 2019
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	147,144	~~W~~	11,771	~~W~~	55,423	~~W~~	18,632
Less: Non-current		(91,961)		(11,771)		(26,917)		(18,632)

Current	~~W~~	55,183	~~W~~	—	~~W~~	28,506	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)
	2020						2019
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	106,933	~~W~~	5,912	~~W~~	102,216	~~W~~	75,830	~~W~~	—	~~W~~	90,001

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~2,518 million for the current period (six-month period ended June 30, 2019: valuation gain of ~~W~~3,114 million).

7.	Inventories

Inventories as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)
	June 30, 2020						December 31, 2019
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	588,644	~~W~~	(129,153)	~~W~~	459,491	~~W~~	616,203	~~W~~	(139,065)	~~W~~	477,138

Cost of inventories recognized as expenses for the six-month period ended June 30, 2020, amounts to ~~W~~1,646,999 million (the six-month period ended June 30, 2019: ~~W~~1,797,375 million) and valuation loss on inventory amounts to ~~W~~9,912 million for the six-month period ended June 30, 2020 (the six-month period ended June 30, 2019: valuation loss of ~~W~~8,017 million).

16

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Other assets
Advance payments	~~W~~	51,674	~~W~~	77,670
Prepaid expenses [1]		1,994,248		1,942,179
Contract assets [1]		505,153		512,908
Less: Non-current		(600,629)		(581,693)

Current	~~W~~	1,950,446	~~W~~	1,951,064

Other liabilities
Advances received	~~W~~	117,786	~~W~~	110,960
Withholdings		18,541		21,712
Unearned revenue		54,135		40,789
Lease liabilities		583,389		638,614
Contract liabilities [1]		365,965		363,624
Less: Non-current		(367,511)		(406,737)

Current	~~W~~	772,305	~~W~~	768,962

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 20).

9.	Assets Held for Sale

(1)	During the prior period, the Company decided to sell some real estate, in which the amount of ~~W~~82,865 million was classified as assets held for sale and sold after the reporting period.

(2)

As the Company decided to sell some of the investments in associates in the current period, ~~W~~36,321 million was classified as assets held for sale. The asset is measured at net fair value in accordance with Korean IFRS 1105, which is a non-repetitive fair value measured using the recent sale prices of similar businesses, an observable input variable. During the current period, the impairment loss recognized for the assets held for sale was ~~W~~14,629 million and is classified as other expenses (impairment loss on assets held for sale).

17

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	11,447,952	~~W~~	10,864,398
Effect from changes in accounting policy [1]		—		(209,703)
Acquisition and capital expenditure		1,024,462		1,415,359
Disposal and termination		(32,605)		(32,930)
Depreciation		(1,149,595)		(1,114,606)
Transfer from investment property		(21,348)		5,808
Transfer from intangible assets		—		249
Others		(18,220)		(14,088)

Ending, net	~~W~~	11,250,646	~~W~~	10,914,487

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets.

Changes in investment properties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	769,019	~~W~~	600,624
Effect from changes in accounting policy [1]		—		46,666
Depreciation		(26,789)		(23,813)
Transfer		10,585		18,492

Ending	~~W~~	752,815	~~W~~	641,969

[1]	With the application of Korean IFRS 1116, the assets were reclassified from right-of-use assets to investment properties.

As at June 30 2020, the Company (Lessor) has entered into a non-cancellable operating lease contract relation to real estate lease. The future minimum lease fee under this contract is ~~W~~102,724 million for one year or less, ~~W~~78,814 million more than one year and less than five years, ~~W~~58,963 million over five years, and ~~W~~240,501 million in total.

Details of investment properties provided as collateral as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	150,290	~~W~~	40,675	Deposits received	~~W~~	36,730

18

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	165,487	~~W~~	37,984	Deposits received	~~W~~	34,584

Changes in intangible assets for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	2,239,882	~~W~~	2,773,387
Effect from changes in accounting policy [1]		—		(26,208)
Acquisition and capital expenditure		26,582		39,221
Disposal and termination		(2,778)		(3,250)
Amortization		(269,679)		(284,905)
Transfer to property and equipment		—		(249)

Ending, net	~~W~~	1,994,007	~~W~~	2,497,996

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets.

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~65,057 million as at June 30, 2020 (December 31, 2019: ~~W~~65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~65,494 million as at June 30, 2020 (December 31, 2019: ~~W~~64,825 million).

19

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

11.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at June 30, 2020 and December 31, 2019, is as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Subsidiaries	~~W~~	3,321,623	~~W~~	3,270,770
Associates and joint ventures		234,844		230,621

	~~W~~	3,556,467	~~W~~	3,501,391

Investments in subsidiaries as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2020		December 31, 2019
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.6%		6,427		6,427
KTIS Corporation [1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		22,743		22,743
KT Powertel Co., Ltd. 1	Korea	44.8%		37,419		37,419
Genie Music Corporation [1] (KT Music Corporation)	Korea	36.2%		37,417		37,417
KT Dutch B.V.	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		10,245		10,245
KT Sports	Korea	66.0%		9,900		9,900
KT M Mobile Co., Ltd.	Korea	100.0%		136,174		136,174
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		4,507		4,507
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. (N Search Marketing Co., Ltd.) [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		23,421		23,421
KT Strategic Investment Fund No.5	Korea	95.0%		12,540		6,000
Storywiz., Ltd.	Korea	100.0%		14,000		—
KT ENGCORE Co., Ltd.	Korea	59.8%		28,000		—
Others				73,502		71,189

			~~W~~	3,321,623	~~W~~	3,270,770

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

20

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Inc., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

Investments in associates and joint ventures as at June 30, 2020 and December 31, 2019, are as follows:

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	June 30, 2020		December 31, 2019
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		12,090		12,090
KT-CKP New Media Investment Fund	Korea	—		—		127
K Bank Inc. [1,2]	Korea	10.0%		—		50,950
Hyundai Robotics Co., Ltd.[3]	Korea	10.0%		50,000		—
Others				57,116		51,818

			~~W~~	234,844	~~W~~	230,621

[1]

At the end of the reporting period, although the Company owns less than 20% ownership in this entity, this entity is included in investmernts in associates as the Company has significant influence on determining the operating and financial policies, and 12.1% of non-voting convertible stock are excluded.

[2]	As at June 30, 2020, this entity is classified as assets held for sale (Note 9).
[3]

At the end of the reporting period, although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	3,501,391	~~W~~	3,547,683
Acquisition		107,521		16,736
Disposal		(1,495)		(12,706)
Others[1]		(50,950)		—

Ending	~~W~~	3,556,467	~~W~~	3,551,713

[1]	The portion of others is classified as assets held for sale in the current period (Note 9).

21

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.	Trade and Other Payables

Details of trade and other payables as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Current liabilities
Trade payables	~~W~~	748,412	~~W~~	888,971
Other payables		3,104,673		3,840,712

	~~W~~	3,853,085	~~W~~	4,729,683

Non-current liabilities
Other payables	~~W~~	746,154	~~W~~	1,028,886

	~~W~~	746,154	~~W~~	1,028,886

Details of other payables as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Non-trade payables	~~W~~	2,504,638	~~W~~	3,527,333
Accrued expenses		726,233		698,083
Operating deposits		464,429		480,638
Others		155,527		163,544
Less: Non-current		(746,154)		(1,028,886)

Current	~~W~~	3,104,673	~~W~~	3,840,712

22

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

13.	Borrowings

Details of borrowings as at June 30, 2020 and December 31, 2019, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			June 30, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	120,070	USD 100,000	~~W~~	115,780
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		480,280	USD 400,000		463,120
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		480,280	USD 400,000		463,120
FR notes [2]	Aug. 23, 2020	LIBOR(3M)+0.400%	USD 200,000		240,140	USD 200,000		231,560
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		120,070	USD 100,000		115,780
MTNP notes	Jul. 6, 2020	0.310%	JPY 4,000,000		44,642	JPY 4,000,000		42,539
MTNP notes	Jul. 6, 2021	0.380%	JPY 16,000,000		178,568	JPY 16,000,000		170,155
MTNP notes	Nov. 13, 2020	0.300%	JPY 30,000,000		334,815	JPY 30,000,000		319,041
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		330,351	JPY 29,600,000		314,787
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		4,464	JPY 400,000		4,254
FR notes [2]	Nov. 11, 2024	LIBOR(3M)+0.980%	USD 350,000		420,245	USD 350,000		405,230
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		244,734	—		—
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—		380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 185-2nd Public bond	Sep. 16, 2020	3.650%	—		300,000	—		300,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	—	—		—	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%	—		110,000	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000

23

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won and foreign currencies in thousands)			June 30, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		—
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		—
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		—
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		—

Subtotal			—		7,538,659	—		7,045,366
Less: Current portion			—		(1,538,838)	—		(1,052,033)
Discount on bonds			—		(19,841)	—		(20,780)

Total			—	~~W~~	5,979,980	—	~~W~~	5,972,553

[1]

As at June 30, 2020, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	The Libor (3M) and the SOR (6M) is approximately 0.302% and 0.261% as at June 30, 2020, respectively.

Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	June 30, 2019		December 31, 2018
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.500%	~~W~~	3,207	~~W~~	3,454
CA-CIB	Long-term commercial papers	May 15, 2023	1.260%		100,000		—

Subtotal					103,207		3,454
Less: Current portion					(493)		(493)

				~~W~~	102,714	~~W~~	2,961

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

24

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at June 30, 2020, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Jul. 1, 2020 ~ Jun. 30, 2021	~~W~~	920,000	~~W~~	619,597	~~W~~	1,539,597	~~W~~	493	~~W~~	1,540,090
Jul. 1, 2021 ~ Jun. 30, 2022		660,000		178,566		838,568		493		839,061
Jul. 1, 2022 ~ Jun. 30, 2023		830,000		1,055,365		1,885,365		100,493		1,985,858
Jul. 1, 2023 ~ Jun. 30, 2024		190,000		120,070		310,070		493		310,563
After Jul. 1 2024		1,940,000		1,025,059		2,965,059		1,235		2,966,294

	~~W~~	4,540,000	~~W~~	2,998,659	~~W~~	7,538,659	~~W~~	103,207	~~W~~	7,641,866

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2020
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,042	~~W~~	103,895	~~W~~	69,782	~~W~~	237,719
Increase (transfer)		—		(1,192)		7,317		6,125
Usage		—		(730)		(3,408)		(4,138)
Reversal		—		(502)		—		(502)

Ending balance	~~W~~	64,042	~~W~~	101,471	~~W~~	73,691	~~W~~	239,204

Current	~~W~~	64,042	~~W~~	20,034	~~W~~	70,992	~~W~~	155,066
Non-current		—		81,437		2,699		84,136

(in millions of Korean won)	2019
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685
Increase (transfer)		—		5,533		3,535		9,068
Usage		—		(1,560)		(8,197)		(9,757)
Reversal		—		(2,716)		(14,000)		(16,716)

Ending balance	~~W~~	14,513	~~W~~	111,452	~~W~~	72,315	~~W~~	198,280

Current	~~W~~	14,513	~~W~~	—	~~W~~	70,528	~~W~~	85,041
Non-current		—		111,452		1,787		113,239

25

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2020 and December 31, 2019, are determined as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	1,794,800	~~W~~	1,774,582
Fair value of plan assets		(1,454,294)		(1,499,984)

Liabilities, net	~~W~~	340,506	~~W~~	274,598

Changes in the defined benefit obligations for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	1,774,582	~~W~~	1,620,349
Current service cost		71,466		70,328
Interest expense		16,824		18,366
Benefit paid		(68,072)		(6,492)

Ending	~~W~~	1,794,800	~~W~~	1,702,551

Changes in the fair value of plan assets for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	1,499,984	~~W~~	1,191,186
Interest income		14,221		13,501
Remeasurements on plan assets		735		(1,593)
Benefits paid		(60,646)		(8,396)

Ending	~~W~~	1,454,294	~~W~~	1,194,698

Amounts recognized in the separate statement of profit or loss for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Current service cost	~~W~~	71,466	~~W~~	70,328
Net interest cost		2,603		4,865
Account transfers		(8,315)		(7,781)

Total expenses	~~W~~	65,754	~~W~~	67,412

26

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

16.	Commitments and Contingencies

As at June 30, 2020, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency Limit		Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,480,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,207
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	307,000	10,961
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,564
Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,888

Total		KRW	1,977,940	24,352

As at June 30, 2020, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency		Limit
Comprehensive credit line	KEB Hana Bank	KRW		4,100
		USD		8,700
Refund guarantee for advances received	Korea Development Bank	USD		1,859
Bid guarantee		KRW		26,214
Performance guarantee / warranty guarantee	Korea Software Financial Cooperative	KRW		363,035
Guarantee for advances received/others		KRW		196,368
Guarantee for payment in foreign currency	Kookmin Bank	USD		16,948
	Shinhan Bank	USD		9,144
	KEB Hana Bank	PLN	[1]	13,751
Performance guarantee	Korea Development Bank	USD		7,369
Performance guarantee		KRW		11,617
Guarantees for licensing	Seoul Guarantee Insurance	KRW		3,408
Guarantee for deposits		KRW		1,783

Total		KRW		606,525
		USD		44,020
		PLN	[1]	13,751

[1]	Polish Currency, Polish Zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2020, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~1,817 million.

27

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

For the six-month period ended June 30, 2020, the Company made agreements with the Securitization Specialty Companies (2020: First 5G Forty third to Forty fifth Securitization Specialty Co., Ltd., 2019: Giga LTE Forty third to Forty eighth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of securitization specialty company.

As at June 30, 2020, the Company is a defendant in 154 lawsuits with the total claimed amount of ~~W~~80,080 million. As at June 30, 2020, litigation provisions of ~~W~~64,042 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

As at June 30, 2020, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at June 30, 2020, contract amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~639,542 million (December 31, 2019: ~~W~~850,054 million).

28

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

17.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 10.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Right-of-use assets
Property and buildings	~~W~~	496,119	~~W~~	531,195
Machinery and track facilities		128,111		138,678
Others		36,877		45,095

	~~W~~	661,107	~~W~~	714,968

Investment properties(buildings)	~~W~~	29,080	~~W~~	50,131

(in millions of Korean won)	June 30, 2020		December 31, 2019
Lease liabilities [1]
Current	~~W~~	277,858	~~W~~	295,981
Non-current		305,531		342,633

	~~W~~	583,389	~~W~~	638,614

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8)

For the six-month period ended June 30, 2020, right-of-use assets has increased to ~~W~~150,966 million.

The separate statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2020		2019
Depreciation of right-of-use assets
Property and buildings	~~W~~	151,228	~~W~~	161,322
Machinery and track facilities		33,150		46,341
Others		10,527		8,737

	~~W~~	194,905	~~W~~	216,400

Depreciation of investment properties	~~W~~	10,288	~~W~~	10,014
Interest expense relating to lease liabilities		16,261		21,500
Expense relating to short-term leases		1,881		2,066
Expense relating to leases of low-value assets that are not short-term leases		7,688		9,450

The total cash outflow for leases for the six-month periods ended June 30, 2020 and 2019 was ~~W~~198,138 million and ~~W~~217,520 million, respectively.

29

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

18.	Retained Earnings

Details of retained earnings as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		5,651,256		5,436,376

Total	~~W~~	11,084,867	~~W~~	10,869,987

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Company’s other components of equity as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Treasury stock	~~W~~	(819,049)	~~W~~	(825,838)
Loss on disposal of treasury stock		(3,149)		(1,690)
Share-based payments		4,677		7,769
Others		(181,733)		(181,733)

Total	~~W~~	(999,254)	~~W~~	(1,001,492)

As at June 30, 2020 and December 31, 2019, the details of treasury stock are as follows:

	June 30, 2020		December 31, 2019
Number of shares (in shares)		15,739,783		15,870,258
Amount (in millions of Korean won)	~~W~~	819,049	~~W~~	825,838

Treasury stock is expected to be used for the stock compensation for the Company’s directors, employees and other purposes.

30

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month and six-month periods ended June 30, 2020 and 2019:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	4,296,227	~~W~~	8,678,978	~~W~~	4,512,019	~~W~~	8,798,887
Revenue from other sources		43,448		89,764		46,509		93,926

Total revenue	~~W~~	4,339,675	~~W~~	8,768,742	~~W~~	4,558,528	~~W~~	8,892,813

Operating revenues for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Services provided	~~W~~	3,743,608	~~W~~	7,493,492	~~W~~	3,754,845	~~W~~	7,401,451
Sales of goods		596,067		1,275,250		803,683		1,491,362

Total	~~W~~	4,339,675	~~W~~	8,768,742	~~W~~	4,558,528	~~W~~	8,892,813

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Contract assets [1]	~~W~~	625,647	~~W~~	611,196
Contract liabilities [1]		386,169		411,456
Deferred revenue [2]		78,020		78,872

[1]

The Company recognized contract assets of ~~W~~120,494 million and contract liabilities of ~~W~~20,204 million for long-term construction contracts as at June 30, 2020 (2019: contract assets of ~~W~~98,288 million and contract liabilities of ~~W~~47,832 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2020		December 31, 2019
Incremental costs of contract establishment	~~W~~	1,742,943	~~W~~	1,751,389
Costs of contract performance		134,668		124,934

31

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

The Company recognized ~~W~~900,609 million of operating expenses in the current reporting period (2019: ~~W~~798,341 million) which relate to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

For the three-month and six-month periods ended June 30, 2020 and 2019, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	67,392	~~W~~	141,887	~~W~~	69,916	~~W~~	148,416
Deferred revenue of joining/installment fees		10,179		20,726		10,803		22,823

Total	~~W~~	77,571	~~W~~	162,613	~~W~~	80,719	~~W~~	171,239

21.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	535,381	~~W~~	1,090,476	~~W~~	573,650	~~W~~	1,117,243
Depreciation		578,923		1,160,978		551,339		1,138,419
Depreciation of right-of-use assets		97,564		194,905		114,116		216,400
Amortization of intangible assets		134,100		268,612		141,124		282,939
Commissions		385,339		747,574		405,419		761,044
Interconnection charges		134,393		265,747		132,205		271,969
International interconnection fees		45,236		90,142		55,696		111,234
Purchase of inventories		782,312		1,619,440		955,048		1,744,917
Changes of inventories		(20,112)		17,646		41,565		60,475
Sales commissions		618,953		1,194,736		612,359		1,193,348
Service costs		172,143		337,108		167,346		324,468
Purchase of contents		146,088		299,666		140,361		279,751
Utilities		77,140		154,662		72,257		143,661
Taxes and dues		53,532		107,897		45,786		103,928
Rent		28,265		54,147		30,467		57,007
Insurance premiums		15,232		30,443		17,275		31,323
Installation fees		105,199		206,351		112,839		227,656
Advertising expenses		27,928		52,262		44,332		73,478
Research and development expenses		36,378		78,141		40,134		80,525
Others		132,979		245,502		114,074		204,932

Total	~~W~~	4,086,973	~~W~~	8,216,435	~~W~~	4,367,392	~~W~~	8,405,231

32

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of employee benefits for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	488,893	~~W~~	993,501	~~W~~	528,116	~~W~~	1,023,798
Post-employment benefits (defined benefits)		32,952		65,754		33,345		67,412
Post-employment benefits (defined contributions)		10,299		21,091		9,221		19,024
Share-based payments		995		2,594		1,489		2,978
Others		2,242		7,536		1,479		4,031

Total	~~W~~	535,381	~~W~~	1,090,476	~~W~~	573,650	~~W~~	1,117,243

22.	Other Income and Other Expenses

Other income for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	2,951	~~W~~	9,613	~~W~~	2,590	~~W~~	10,177
Gain on disposal of right-of-use assets		192		547		1,379		2,651
Gain on disposal of intangible assets		22		84		840		840
Compensation on property and equipment		44,833		73,781		42,897		62,668
Dividends received		9,240		126,225		4,280		126,206
Gain on government subsidies		2,551		6,728		3,509		6,976
Others		4,688		10,071		4,584		15,958

Total	~~W~~	64,477	~~W~~	227,049	~~W~~	60,079	~~W~~	225,476

33

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Other expenses for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	19,495	~~W~~	31,978	~~W~~	11,600	~~W~~	22,303
Loss on disposal of right-of-use asset		4,770		5,808		818		1,520
Loss on disposal of intangible assets		204		390		692		2,355
Loss on disposal of investments in associates		100		117		1,392		5,619
Impairment loss on assets held for sale		14,629		14,629		—		—
Donations		11,445		11,445		22,055		43,801
Others		31,327		47,065		17,989		35,784

Total	~~W~~	81,970	~~W~~	111,432	~~W~~	54,546	~~W~~	111,382

34

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

23.	Finance Income and Costs

Details of finance income for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Interest income	~~W~~	60,569	~~W~~	123,555	~~W~~	63,047	~~W~~	127,469
Gain on foreign currency transactions		1,686		6,672		6,116		7,434
Gain on foreign currency translation		(684)		6,959		2,162		5,410
Gain on settlement of derivatives		—		—		6,332		6,332
Gain on valuation of derivatives		(43,883)		106,933		39,418		75,830
Others		7		7		2,276		3,161

Total	~~W~~	17,695	~~W~~	244,126	~~W~~	119,351	~~W~~	225,636

Details of finance costs for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	62,015	~~W~~	124,173	~~W~~	73,084	~~W~~	143,420
Loss on foreign currency transactions		1,652		5,462		10,974		12,112
Loss on foreign currency translation		(44,515)		112,494		41,006		81,712
Loss on valuation of derivatives		5,912		5,912		—		—
Loss on disposal of trade receivables		2,511		4,728		1,580		3,510
Others		620		757		—		—

Total	~~W~~	28,195	~~W~~	253,526	~~W~~	126,644	~~W~~	240,754

24.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2020 is 26.23%.

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

35

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Basic earnings per share from operations for the three-month and six-month periods ended June 30, 2020 and 2019, are calculated as follows:

	2020				2019
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	165,768	~~W~~	485,793	~~W~~	139,717	~~W~~	432,352
Weighted average number of ordinary shares outstanding (in number of shares)		245,244,229		245,242,889		245,144,997		245,144,883
Basic earnings per share (in Korean won)	~~W~~	676	~~W~~	1,981	~~W~~	570	~~W~~	1,764

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share from operations for the three-month and six-month periods ended June 30, 2020 and 2019, are calculated as follows:

	2020				2019
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	165,768	~~W~~	485,793	~~W~~	139,717	~~W~~	432,352
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	165,768	~~W~~	485,793	~~W~~	139,717	~~W~~	432,352
Number of dilutive potential ordinary shares outstanding (in number of shares)		127,797		129,136		3,931		4,045
Weighted average number of ordinary shares outstanding (in number of shares)		245,372,026		245,372,025		245,148,928		245,148,928
Diluted earnings per share (in Korean won)	~~W~~	676	~~W~~	1,980	~~W~~	570	~~W~~	1,764

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

36

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

26.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
1. Profit for the period	~~W~~	485,793	~~W~~	432,352
2. Adjustments for:
Income tax expense		172,731		154,206
Interest income		(123,555)		(127,469)
Interest expense		124,173		143,420
Dividends income		(126,233)		(126,711)
Depreciation		1,176,384		1,138,419
Amortization of intangible assets		269,679		284,905
Depreciation of right-of-use assets		194,905		216,400
Provisions for severance benefits (defined benefits)		74,069		75,193
Allowance for bad debts		42,123		41,793
Loss on disposal of investments in subsidiaries, associates and joint ventures		117		5,618
Loss on disposal of property and equipment		22,365		12,126
Loss on disposal of intangible assets		306		1,515
Loss (gain) on disposal of right-of-use assets		5,261		(1,131)
Loss on foreign currency translation		105,535		76,302
Gain on valuation of derivatives, net		(101,021)		(82,162)
Loss (gain) on valuation of financial assets at fair value through profit or loss		67		(408)
Loss (gain) on disposal of financial assets at fair value through profit or loss		576		(2,249)
Others		(8,950)		(21,133)
3. Changes in operating assets and liabilities
Increase in trade receivables		(160,453)		(529,307)
Decrease (increase) in finance lease receivables		(2,298)		385
Increase in other receivables		(24,723)		(35,263)
Decrease (increase) in other current assets		554		(222,157)
Increase in other non-current assets		(18,936)		(55,733)
Decrease in inventories		26,729		49,005
Decrease in trade payables		(142,313)		(95,776)
Increase (decrease) in other payables		(170,165)		730,790
Increase in other current liabilities		21,330		51,529
Decrease in other non-current liabilities		(2,124)		(5,543)
Increase (decrease) in provisions		4,323		(17,902)
Decrease in deferred revenue		(2,699)		(4,453)
Post-employment benefits paid (defined benefits)		(68,187)		(25,417)
Decrease in plan assets		60,483		25,282

4. Cash generated from operations (1+2+3)	~~W~~	1,835,846	~~W~~	2,086,426

37

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Reclassification of the current portion of borrowings	~~W~~	619,771	~~W~~	160,126
Reclassification of construction-in-progress to property and equipment		835,957		871,438
Reclassification of other payables from property and equipment		(507,904)		228,886
Reclassification of right-of-use assets from property and equipment		—		(209,703)
Reclassification of other payables from intangible assets		(339,208)		(339,208)
Reclassification of other payables from defined benefit liabilities		(115)		(18,925)
Reclassification of other payables from plan assets		163		(16,886)

27.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,028,040	~~W~~	485,067	~~W~~	—	~~W~~	105,708	~~W~~	—	~~W~~	3,210	~~W~~	7,622,025
Financial lease liabilities		638,614		(188,569)		141,658		—		—		(8,314)		583,389
Derivative liabilities		18,632		—		—		(14,751)		15,852		(7,962)		11,771
Derivative assets		(55,423)		—		—		(89,902)		(15,933)		14,114		(147,144)

Total	~~W~~	7,629,863	~~W~~	296,498	~~W~~	141,658	~~W~~	1,055	~~W~~	(81)	~~W~~	1,048	~~W~~	8,070,041

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,313,537	~~W~~	(471,077)	~~W~~	—	~~W~~	76,058	~~W~~	—	~~W~~	10,913	~~W~~	5,929,431
Financial lease liabilities		163,710		(206,004)		779,591		—		—		(2,460)		734,837
Derivative liabilities		61,833		—		—		(19,350)		(7,977)		(13,376)		21,130
Derivative assets		(29,843)		33,635		—		(54,079)		(11,709)		5,565		(56,431)

Total	~~W~~	6,509,237	~~W~~	(643,446)	~~W~~	779,591	~~W~~	2,629	~~W~~	(19,686)	~~W~~	642	~~W~~	6,628,967

38

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

28.	Related Party Transactions

The list of related party of the Company as at June 30, 2020, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd., KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.), KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.2, KT Music Contents Fund 1 KT America, Inc. (Korea Telecom America, Inc.), KT Japan Co., Ltd. (Korea Telecom Japan Co., Ltd.), Korea Telecom China Co., Ltd., KT Dutch B.V., KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card Science and Technology (Shanghai) Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, AOS Ltd., KT M Mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd. (N search Marketing Co., Ltd.), Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLC, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5 GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, K-REALTY RENTAL HOUSING REIT 3, Storywiz., Ltd., KT ENGCORE Co., Ltd.
Associates	KIF Investment Fund, K-REALTY CR REITs No.1,Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., Studio&NEW Co., Ltd. KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd.
Others [1]	KHS Corporation

[1]

Although the entity is not a related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group in which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

39

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. for the six-month period ended June 30, 2020 is ~~W~~ 265,479 million.

The Company has entered into an additional agreement with KT M Mobile Co., Ltd. regarding wholesale provision of telecommunication services. In connection with the agreement, the Company offsets receivables, partially or in-full, against payables for joining mobile telecommunications services and network usage arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transactions with related parties as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	976	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,479	~~W~~	—
KT Telecop Co., Ltd.		751		—		95		—		—		4,888		10
KTCS Corporation		1,234		—		4,910		—		—		52,226		2
KTIS Corporation		663		—		4,924		9		—		36,708		—
KT Service Bukbu Co., Ltd.		12		—		7		8		—		17,197		—
KT Service Nambu Co., Ltd.		30		—		—		—		—		20,175		—
KT Skylife Co., Ltd.		1,350		—		3,916		—		—		9,403		—
KTDS Co., Ltd.		905		—		3,427		—		—		66,166		—
KT Estate Inc.		—		—		47,107		—		—		27,765		76,945
Skylife TV Co., Ltd [2]		26		3,687		45		—		—		1,736		—
BC Card Co., Ltd.[1]		746		—		66		—		—		768		—
KT Sat Co., Ltd.		1,522		—		—		—		—		1,178		—
KT Hitel Co., Ltd.		3,168		—		238		—		13,153		7,735		—
KT Commerce Inc.		77		—		—		—		1,127		42,905		—
KT M Hows Co., Ltd.		160		—		—		—		2,630		105		—
KT M&S Co., Ltd.		256		2,690		646		—		—		96,854		—
GENIE Music Corporation (KT Music Corporation)		195		—		124		—		—		17,122		—
KT M Mobile Co., Ltd.		14,048		—		51		—		—		636		—
Nasmedia, Inc.		5,996		—		—		—		—		520		—
KT MOS Bukbu Co., Ltd.		8		—		—		—		—		6,316		—
KT MOS Nambu Co., Ltd.		—		—		4,732		—		—		10,299		—
KT ENGCORE Co., Ltd.		1		—		2,524		—		112		87,480		—
Others		4,830		500		7,285		—		441		9,546		—
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		26,700		—		—		—		40,816
K Bank Inc.		190		—		—		—		—		—		—
Others		46		—		2		—		—		2		—
Others
KHS Corporation		—		—		—		—		—		—		—

Total	~~W~~	37,190	~~W~~	6,877	~~W~~	106,799	~~W~~	17	~~W~~	17,463	~~W~~	529,209	~~W~~	117,773

40

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,243	~~W~~	—	~~W~~	2	~~W~~	3	~~W~~	—	~~W~~	16,378	~~W~~	—
KT Telecop Co., Ltd.		849		—		96		—		1,791		2,985		10
KTCS Corporation		63		—		—		—		—		52,550		2
KTIS Corporation		986		—		3,099		—		—		37,257		—
KT Service Bukbu Co., Ltd.		16		—		9		30		—		20,992		—
KT Service Nambu Co., Ltd.		—		—		17		—		—		22,612		—
KT Skylife Co., Ltd.		5,243		—		2,795		—		—		14,647		—
KTDS Co., Ltd.		307		—		925		—		—		85,327		—
KT Estate Inc.		834		—		46,064		—		—		43,780		86,018
Skylife TV Co., Ltd [2]		7		3,687		—		—		—		2,524		—
BC Card Co., Ltd.[1]		4,255		—		77		—		—		1,153		—
KT Sat Co., Ltd.		576		—		1		—		—		1,954		—
KT Hitel Co., Ltd.		1,794		—		386		—		17,380		7,192		—
KT Commerce Inc.		89		—		—		—		8,837		36,750		—
KT M Hows Co., Ltd.		119		—		61		—		—		2,665		—
KT M&S Co., Ltd.		200		4,235		10		—		—		91,693		—
GENIE Music Corporation (KT Music Corporation)		185		—		4		—		8,705		4,023		—
KT M Mobile Co., Ltd.		10,394		—		—		—		—		752		—
Nasmedia, Inc.		6,727		—		13		—		—		933		—
KT MOS Bukbu Co., Ltd.		7		—		—		—		—		9,169		—
KT MOS Nambu Co., Ltd.		2		—		2,390		—		—		8,698		—
Others		3,534		500		4,080		—		382		10,146		6
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		23,100		—		—		—		57,907
K Bank Inc.		188		—		—		—		—		—		—
Others		402		—		2		—		—		—		—
Others
KT ENGCORE Co., Ltd.		—		—		9,401		—		85		147,369		74
KHS Corporation		—		—		—		—		—		2		—

Total	~~W~~	38,020	~~W~~	8,422	~~W~~	92,532	~~W~~	33	~~W~~	37,180	~~W~~	621,551	~~W~~	144,017

[1]	As at June 30, 2020, ~~W~~688 million of the unsettled amount (December 31, 2019: ~~W~~1,081 million) in credit card transactions with BC Card Co., Ltd. is included in trade payables.
[2]	As at June 30, 2020, the convertible bonds issued by Skylife TV Co., Ltd. amounting to ~~W~~3,000 million is classified as financial assets at fair value through profit or loss.

41

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Significant transactions with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Sales				Purchases				Acquisition of		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]		right-of-use assets
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	5,287	~~W~~	—	~~W~~	29,960	~~W~~	511	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		4,838		—		9,110		—		—		—		1		—
KTCS Corporation		34,318		75		158,921		1,453		—		—		—		254
KTIS Corporation		23,314		—		143,914		—		—		1		—		918
KT Service Bukbu Co., Ltd.		6,852		2		100,727		—		—		1		—		—
KT Service Nambu Co., Ltd.		5,844		2		116,742		—		—		—		—		—
KT Skylife Co., Ltd.		15,175		13		20,486		—		—		—		2		8,368
KTDS Co., Ltd.		7,052		1		151,232		3		—		1		—		5,208
KT Estate Inc.		5,906		—		73,514		—		1		—		994		42,680
Skylife TV Co., Ltd.		1,765		—		3,510		—		—		45		—		—
BC Card Co., Ltd.		4,917		24		14,843		—		—		2		—		52,013
KT Sat Co., Ltd.		6,751		—		6,926		—		—		—		—		—
KT Hitel Co., Ltd.		12,259		—		30,070		—		—		—		—		—
KT Commerce Inc.		467		—		73,295		22,492		—		—		—		—
KT M Hows Co., Ltd.		703		—		493		—		—		—		—		1,520
KT M&S Co., Ltd.		182,378		50		100,343		—		—		—		—		—
GENIE Music Corporation (KT Music Corporation)		2,754		—		27,404		—		—		—		—		—
KT M Mobile Co., Ltd.		40,448		—		5,247		—		—		—		—		—
Nasmedia, Inc.		245		—		3,326		—		—		—		—		2,470
KT MOS Nambu Co., Ltd.		883		5		29,871		3,368		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,202		—		30,786		—		—		—		—		—
KT ENGCORE Co., Ltd.		59		—		7,490		36,238		—		—		—		—
Others		11,620		5		23,515		—		—		—		1		1,293
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		262		—		—		4		703		2,261
K Bank Inc.		1,050		—		2		—		—		—		—		—
KIF Investment Fund		—		—		—		—		—		—		—		9,240
Others		226		37		1,623		—		—		—		—		—
Others
KT ENGCORE Co., Ltd.[2]		149		—		25,082		61,409		—		—		1		—
KHS Corporation		18		—		6,180		—		—		—		—		—

Total	~~W~~	376,480	~~W~~	214	~~W~~	1,194,874	~~W~~	125,474	~~W~~	1	~~W~~	54	~~W~~	1,702	~~W~~	126,225

[1]	Amounts include acquisition of property, equipment, and others.
[2]	Transactions before reclassification as a subsidiary of the Company

42

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	2019
	Sales				Purchases				Acquisition of		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]		right-of-use assets
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	5,954	~~W~~	2	~~W~~	28,448	~~W~~	129	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		9,155		—		8,653		2,368		—		5		4		—
KTCS Corporation		34,307		1		166,212		924		—		2		1,397		286
KTIS Corporation		25,580		—		147,763		56		—		1		93		816
KT Service Bukbu Co., Ltd.		7,757		—		102,792		—		—		1		—		—
KT Service Nambu Co., Ltd.		7,389		—		122,568		61		—		1		—		—
KT Skylife Co., Ltd.		17,917		1		28,034		57		—		—		6		8,368
KTDS Co., Ltd.		7,982		2		127,987		27,715		—		1		—		4,440
KT Estate Inc.		5,591		59		72,465		1,421		159		—		1,416		48,671
Skylife TV Co., Ltd.		2,184		—		4,044		—		—		69		—		—
BC Card Co., Ltd.		4,712		28		14,511		—		—		3		—		43,140
KT Sat Co., Ltd.		2,126		1		8,458		—		—		—		—		4,400
KT Hitel Co., Ltd.		9,534		—		29,640		3,363		—		—		—		—
KT Commerce Inc.		457		—		48,195		45,717		—		—		—		—
KT M Hows Co., Ltd.		861		—		795		—		—		—		—		836
KT M&S Co., Ltd.		216,649		—		106,749		49		—		—		1,617		—
GENIE Music Corporation (KT Music Corporation)		1,156		—		25,165		—		—		—		—		—
KT M Mobile Co., Ltd.		34,777		—		3,372		—		—		—		—		—
Nasmedia, Inc.		233		—		1,604		—		—		—		—		1,983
KT MOS Nambu Co., Ltd.		898		—		29,197		292		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,129		—		27,992		1,542		—		—		—		—
Others		12,299		113		24,109		470		372		18		3		243
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		1,400		8,744
K Bank Inc.		1,292		55		1		—		—		—		—		—
KIF Investment Fund		—		10		—		73,610		—		—		—		4,279
Others		328		—		2,189		—		—		—		1		—
Others
KT ENGCORE Co., Ltd.		219		—		39,617		—		—		—		—		—
KHS Corporation		—		—		7,055		—		—		—		—		—

Total	~~W~~	410,486	~~W~~	272	~~W~~	1,177,615	~~W~~	157,774	~~W~~	531	~~W~~	101	~~W~~	5,937	~~W~~	126,206

[1]	Amounts include acquisition of property, equipment, and others.

43

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

Key management compensation for the six-month periods ended June 30, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Salaries and other short-term benefits	~~W~~	1,033	~~W~~	1,016
Post-employment benefits		179		173
Stock-based compensation		2,806		439

Total	~~W~~	4,018	~~W~~	1,628

Fund transactions with related parties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions
	Loans		Collections		Borrowings		Refunds		in cash
Subsidiaries
KTIS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	13	~~W~~	—
KT Estate Inc.		—		—		1		13,899		—
KBTO Sp.z o.o.		—		—		—		—		1,681
KT M&S Co., Ltd.		—		1,545		—		—		—
Storywiz., Ltd.		—		—		—		—		14,000
KT ENGCORE Co., Ltd.		—		—		—		21		28,000
Others		—		—		—		82		7,172
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		2,000
K-REALTY CR REIT 1		—		—		—		13,593		—
KT-CKP New Media Investment Fund		—		—		—		—		(148)
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		3,300
Hyundai Robotics Co., Ltd.		—		—		—		—		50,000
Others
KT ENGCORE Co., Ltd.[2]		—		—		—		34		—

Total	~~W~~	—	~~W~~	1,545	~~W~~	1	~~W~~	27,642	~~W~~	106,005

[1]	Borrowing transactions include lease transactions.
[2]	Transactions before reclassification as a subsidiary of the Company

44

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	2019
	Loan transactions				Borrowing transactions[1]				Equity contributions
	Loans		Collections		Borrowings		Refunds		in cash
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5	~~W~~	—
KTCS Corporation		—		—		—		2		—
KTIS Corporation		—		—		—		14		—
KT Estate Inc.		—		—		178		13,208		—
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		—		—		—		—		3,440
KT Strategic Investment Fund No.5		—		—		—		—		6,000
KT Huimangjieum		—		—		—		—		1,500
KBTO Sp.z o.o.		—		—		—		—		1,897
KT Music Contents Fund 1		—		—		—		—		(1,050)
Others		—		—		372		371		—
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund,		—		—		—		—		(360)
KT-IBKC Future Investment Fund 1,		—		—		—		—		3,250
Virtua Realm Sendirian Berhad,		—		—		—		—		550
K-REALTY CR REITs No.1		—		—		—		13,961		—
KT Philippines		—		—		—		—		99
Others
KT ENGCORE Co., Ltd.		—		—		—		66		—

Total	~~W~~	—	~~W~~	—	~~W~~	550	~~W~~	27,627	~~W~~	15,326

[1]	Borrowing transactions include lease transactions.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~4,744 million (December 31, 2019: ~~W~~4,851 million) with BC Card Co., Ltd.

At the end of reporting period, there are no collateral and payment guarantees provided by the related parties.

45

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

29.	Fair Value

During the period ended June 30, 2020, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020				December 31, 2019
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,422,070		[1]	~~W~~	1,328,397		[1]
Trade and other receivables
Financial assets measured at amortized cost[2]		3,048,794		[1]		3,035,777		[1]
Financial assets at fair value through profit or loss		1,382,958	~~W~~	1,382,958		1,256,266	~~W~~	1,256,266
Other financial assets
Financial assets measured at amortized cost		72,329		[1]		72,329		[1]
Financial assets at fair value through profit or loss		135,223		135,223		131,344		131,344
Financial assets at fair value through other comprehensive income		19,987		19,987		20,974		20,974
Derivative financial assets for hedging		147,144		147,144		55,423		55,423

Total	~~W~~	6,228,505			~~W~~	5,900,510

Financial liabilities
Trade and other payables[2]	~~W~~	4,599,239		[1]	~~W~~	5,758,569		[1]
Borrowings		7,622,025		[1]		7,028,040		[1]
Other financial liabilities
Derivative financial liabilities for hedging		11,771		11,771		18,632		18,632

Total	~~W~~	12,233,035			~~W~~	12,805,241

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables and lease liabilities are excluded from fair value disclosure.

46

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date (Level 1).

•	All inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability (Level 2).

•	Unobservable inputs for the asset or liability (Level 3).

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,382,958	~~W~~	—	~~W~~	1,382,958
Other financial assets
Financial assets at fair value through profit or loss		166		—		135,057		135,223
Financial assets at fair value through other comprehensive income		1,325		—		18,662		19,987
Derivative financial assets for hedging		—		106,592		40,552		147,144

Total	~~W~~	1,491	~~W~~	1,489,550	~~W~~	194,271	~~W~~	1,685,312

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	11,771		—	~~W~~	11,771

Total	~~W~~	—	~~W~~	11,771	~~W~~	—	~~W~~	11,771

47

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		—		131,112		131,344
Financial assets at fair value through other comprehensive income		2,010		—		18,964		20,974
Derivative financial assets for hedging		—		37,781		17,642		55,423

Total	~~W~~	2,242	~~W~~	1,294,047	~~W~~	167,718	~~W~~	1,464,007

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

Total	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

48

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2020
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	131,112	~~W~~	18,964	~~W~~	17,642
Amount recognized in profit or loss		—		—		16,447
Amount recognized in other comprehensive income		—		—		6,463
Acquisition amount		32,881		—		—
Transfers		(28,000)		—		—
Disposal amount		(936)		(302)		—

Ending balance	~~W~~	135,057	~~W~~	18,662	~~W~~	40,552

(in millions of Korean won)	2019
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets(liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	101,156	~~W~~	17,762	~~W~~	(10,183)	~~W~~	7,758
Amount recognized in profit or loss		—		—		14,767		—
Amount recognized in other comprehensive income		—		—		11,870		—
Acquisition amount		3,712		—		—		—
Disposal amount		(51)		—		—		—

Ending balance	~~W~~	104,817	~~W~~	17,762	~~W~~	16,454	~~W~~	7,758

49

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring and non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,382,958	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		135,057	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		18,662	3	DCF Model
Derivative financial assets for hedging		106,592	2	DCF Model
		40,552	3	Hull-White Model, DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	11,771	2	DCF Model

(in millions of Korean won)	December 31, 2019
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		131,112	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		18,964	3	DCF Model
		37,781	2	DCF Model
Derivative financial assets for hedging		17,642	3	Hull-White Model, DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging		18,632	2	DCF Model

50

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the period.

In relation to this, details and changes of the total deferred difference for the six-month periods ended June 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	3,682	~~W~~	5,107
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(713)		(713)

IV. Ending balance (I+II+III)	~~W~~	2,968	~~W~~	4,394

30.	Events after Reporting Period

In accordance with the resolution of the Board of Directors on April 16, 2020, the Company sold all of its shares in K Bank Inc. on July 7, 2020, which it holds as an investment in associate, to BC Card Co., Ltd., a subsidiary.

51